Monday 5 June 2006

RECEIVED
2006 JUN 14 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

www.citigold.com
CITIGOLD corporation
Citigold Corporation Limited
ACN 060397177
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

Mr Staffin Elliot
Special Counsel
Office of International Corporate Finance
US Securities & Exchange Commission
Room 3099
450 Fifth Street, NW
WASHINGTON DC USA

06014364

82-4493

SUPPL

Dear Staffin

CITIGOLD CORPORATION – ASX RELEASES

Please find enclosed for your records, hard copies of Citigold Corporation's releases to Australian Stock Exchange dated December 2005 to May 2006.

The releases are documented in sequence by release date and description as follows:

- 06-05-25 Appendix 3B – Exercising Options
- 06-05-17 Gold Production Update
- 06-05-03 Appendix 3B – Exercising Options
- 06-04-28 Quarterly Report March 2006
- 06-04-13 Appendix 3B – Share Purchase Plan
- 06-04-11 Appointment of Company Secretary
- 06-04-10 Response to ASX Price Query
- 06-03-28 Appointment of Financial Specialist
- 06-03-27 Citigold Newsletter – Issue 13
- 06-03-21 Convertible Notes Interest Payment
- 06-03-20 Section 708A(5)(e) Notice
- 06-03-20 Appendix 3B – New Issue
- 06-03-17 Share Purchase Plan Offer Extension
- 06-03-16 Warrior Gold Accelerated
- 06-03-15 Financial Report for half-year ended 31 December 2005
- 06-03-02 Form 603 – Notice of Initial Substantial Holder
- 06-03-01 Gateway Mining Investment
- 06-02-28 Section 708A(5)(e) Notice
- 06-02-28 Appendix 3B – New Issue
- 06-02-24 Share Purchase Plan Offer

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

- 06-01-31 Quarterly Activities Report – December 2005
- 06-01-17 Section 708A(5)(e) Notice
- 06-01-17 Appendix 3B – Shares Placement
- 06-01-12 Response to ASX Price Query
- 05-12-15 Convertible Notes Interest Payment
- 05-12-19 Citigold Newsletter – Issue 11

If you have any questions regarding these forms please do not hesitate to contact me.

Kind regards

Deanne Graham
Executive Assistant
Citigold Corporation

encl

Citigold Corporation
ANNOUNCEMENT

www.citigold.com
CITIGOLD corporation

25 May 2006

Appendix 3B

Citigold Corporation Limited announces the allotment of 2,529,164 shares through the exercise of options.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Ffax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Two million five hundred and twenty nine thousand one hundred and sixty four (2,529,164) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 May 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
566,927,749	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,066,999 options	Options expiring 6 December 2006
		2,724,901 options	Options expiring 17 March 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 25 May 2006

Print name: Matthew Martin

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT

www.citigold.com
CITIGOLD corporation

17 May 2006

Gold Production Update

Warrior Decline Accelerated

The mining of the Warrior Decline to access the ore body in preparation for mining has accelerated over the last month and the decline remains on target to intersect the ore body with gold production scheduled for the end of August. The mining team is operating on a two-shift basis with the decline at the 590 metre mark from the portal.



A new Atlas Copco Rocket Boomer M2D jumbo drilling machine (*left*) is being purchased to further accelerate the decline rate. This latest model computerised machine, expected on site in June, will accelerate ore body access by (a) greater available drilling hours per day, and (b) ability to use the current machine at the same time for essential services work in the decline. This new machine will also be used for establishing the mining levels in the ore body.

Mining Conditions Remain Good

The Warrior Decline, being excavated in traditional Charters Towers granodiorite rock, continues to encounter good mining conditions as the tunnel progresses deeper. Granodiorite is one of the world's hardest mass rocks and therefore ideal for modern mechanised mining.


WARRIOR GOLD MINE

Water inflows into the decline are relatively small to nil therefore minimising pumping costs. The Queensland State electric grid power to the mine continues to give good service. The new underground mining personnel are settling in well.

The tunnel has now crossed through the high grade Sons of Freedom E5 vein as expected. The long exposure of the vein for some 50 metres, along the side and across the face of the Decline, has yielded valuable information on its gold content and potential for mining. Channel sampling of the E05 lode at 496m down the Decline returned 1.1 metres true width at 40.5 g/t Au, including 0.4 metres true width at 101 g/t Au. At 509m down the Decline, channel sampling returned 0.8 metre true width at 39.9 g/t Au. A separate channel sample of quartz and sulphide vein at the same location

returned 0.2 metres true width at 362 g/t Au (11.6 ounces per tonne), equivalent to 72 grams per tonne over one metre width.

A drilling program is being planned to access the extent of the vein below the tunnel with the aim of expanding gold production above the initial planned 40,000 ounces per annum.

Diamond Drill Rig Acquired

Citigold has purchased a new Atlas-Copco Diamec U8 drill rig to undertake diamond-core drilling at Charters Towers to expand existing reserves ahead of mining and increase the overall gold resources.

Some 5 months ago Citigold ordered the drill rig, manufactured in Sweden, and has had to wait patiently. The rig is now in Australia undergoing pre-delivery and is expected at the mine in June. The decision to acquire our own rig was due to the difficulty in obtaining contract drill rigs on Citigold's schedule. We have budgeted an intense drilling program and it made economic sense to own the drill rig. Growing our gold ore reserves is a core business for Citigold.

The U8 rig is computer controlled, allowing bit wear, core recovery and penetration rates to be optimized. It is an electro-hydraulic rig that can be used either on the surface or underground. Being electrically powered offers significant operating cost savings. The electric rig is relatively quiet and is environmentally acceptable for operation within the City.



The computerised automated drill-rod handling mechanism will be of substantial benefit when drilling future very deep holes to test extensions below the current City lodes. The rig is capable of drilling NQ (48mm diameter) cores to 1,500 metres vertical depth.

The drilling will initially focus on the Sons of Freedom vein and extending reserves on the main Warrior orebody.

Chris Towsey
Chief Operating Officer
Citigold Corporation Limited
ACN 060 397 177

19 Lang Parade Milton Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation ANNOUNCEMENT

www.citigold.com

3 May 2006

Appendix 3B

Citigold Corporation Limited announces the allotment of 383,334 shares through the exercise of options.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Three hundred and eighty three thousand three hundred and thirty four (383,334) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 May 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
564,398,585	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,233,665 options	Options expiring 6 December 2006
		4,087,399 options	Options expiring 17 March 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 3 May 2006

Print name: Matthew Martin

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 JUN 14 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Quarterly Activities and Cash Flow Report 31 March 2006

HIGHLIGHTS

- **Warrior intersects high grade gold vein** – The Warrior decline has intersected quartz and heavily mineralised sulphide veins assaying 40 g/t of gold. Ore from this vein is being stockpiled.
- **Warrior Gold Mine accelerated** - The Warrior mine decline is 55% completed and accelerating. Gold production is scheduled to commence at the end of August 2006.
- **Current Assets increased by 156% to $9.6 million** – With the placement of almost $6 million in Citigold shares and the acquisition of shares in another public listed company, current assets increased significantly.
- **Acquisition of Gateway Mining Shareholding** – Citigold acquired a strategic 17% shareholding in explorer Gateway Mining Limited (ASX code 'GML'). The cost was $2.6 million, settled in Citigold shares.
- **Funding Negotiations well advanced** - Citigold is currently negotiating with an investment group that has the capacity to provide the full funding required to achieve the increased 100,000 ounce per year gold output.
- **Share value rises by 25 %** - Citigold Corporation increased its market capitalisation in the quarter from $65 million to $91 million. This has further risen to $170 million at the date of this report.


GOLD MINE



Warrior Gold Mine

As at 28 April 2006, the decline was 532 metres from the portal. The decline is anticipated to reach the ore body at 950 metres length which is 110 metres below the surface in June 2006. This will be followed by preparation work, including levels, ventilation services and gold production.

Funding is in place to accelerate operations. A second shift of staff has been employed on the Warrior decline. This has commenced and operations have increased to a 6 day week in order to accelerate the rate of advance.



Citigold is sourcing additional mine production equipment to enable a smooth transition to gold production activities, and will be recommissioning the existing gold processing plant in preparation to receive the high grade Warrior ore. Citigold is having no difficulty in attracting quality mining staff from the local mining workforce.

A very experienced underground mine manager, Mr Rod Beattie, has been appointed to ensure the efficient production of gold from the Warrior mine. Mr Beattie is well known in the district and will ensure the mine operates in a safe and compliant manner.



Senator Mason with Garry Foord underground at the Warrior gold mine

Senator Dr. Brett Mason (Lib, Qld) visited the Warrior Mine with Citigold General Manager Mining & Engineering, Mr Garry Foord during the Quarter as part of a study of the resources industry and assessing any infrastructure bottlenecks in Queensland.

The Warrior gold mine is scheduled to produce gold at the rate of 40,000 ozs per year with production scheduled to commence by the end of August.

E05 (Sons of Freedom) Vein

The *E05 (Sons of Freedom)* Vein, a typical Charters Towers-style cross-vein was intersected as expected in the Warrior Decline. At 505 metres the vein increased in width to 0.4 metres and assays in the adjacent truck bay were up to 39 g/t Au over narrow widths.

Channel sampling of the E05 lode at 496m down the Decline returned 1.1 metres true width at 40.5 g/t Au, including 0.4 metres true width at 101 g/t Au.

At 509m down the Decline, channel sampling returned 0.8 metre true width at 39.9 g/t Au. A separate channel sample of quartz and sulphide vein at the same

location returned 0.2 metres true width at 362 g/t Au (11.6 ounces per tonne), equivalent to 72 grams per tonne over one metre width.

High grade galena (lead sulphide), an indicator of high grade gold values, is now in the main decline over a length of 25 metres with widths up to 1.1 metres.

Channel samples have been taken along the exposed length of the vein. The lode shows interwoven sheets of massive galena, pyrite and sphalerite with minor quartz occurring from where the lode was first intersected until ~530m. The mineralisation is in the right (SW) wall of the decline and runs sub-parallel to the decline. The structure dips and strikes variably at around 30 degrees to the NE.

The full suite of assays is available on the Citigold web site.

The gold bearing ore from the Sons of Freedom vein is being stockpiled while the processing plant is readied for the start of milling operations.

This vein has been intersected as planned, and has not yet been extensively tested by drilling. The E05 vein has the potential to dramatically increase the Warrior reserve now that is has been intersected by driving and can be bulk sampled. It will be drilled down dip initially to test the depth extension. It has an overall strike length of over one kilometre and is expected to extend to depth in keeping with usual Charters Towers veins.



Managing Director, Mr. Mark Lynch, inspecting the Sons of Freedom Vein, which dips from the upper right corner of the picture to the bottom left. High grade galena (grey) is visible to the right of Mr Lynch's right hand.

Citigold Jumbo drilling at the face



Gold Hedging

Citigold's planned gold production is completely unhedged at present and there are no immediate plans to enter into any gold hedging agreements.

Share Value Rise

The Company's average closing share price in the first week of the Quarter (4th to the 6th January 2006) was 13.2 cents, and rose to an average closing share price in the last week of the Quarter (27th to 31st March 2006) of 16.4 cents. This is an average increase of 24.6% on the first week's price over the Quarter. The maximum closing price during the Quarter was 19.5 cents and the minimum was 13 cents. As at 13 April the closing share price was 27.5 cents.



Citigold Share Price
12 Months to 12 April 2006
Share Volume Traded
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Share Price (A$)
12-Apr-05
11-May-05
8-Jun-05
7-Jul-05
4-Aug-05
1-Sep-05
29-Sep-05
27-Oct-05
24-Nov-05
22-Dec-05
24-Jan-06
22-Feb-06
22-Mar-06
Volume
Closing price

Convertible Notes

The Convertible Notes (Notes) issued by Citigold and listed on the Australian Stock Exchange (ASX) code 'CTOG' continue to provide a high rate of return for investors. The Notes issued at 40c continue to trade above their 40c issue price.

The Notes pay a base 12% p.a. interest rate, plus a bonus rate based on the gold price, and investors receive a cheque each quarter from Citigold. The term of the Notes runs to March 2007 when the investor can choose to convert into Citigold

ordinary shares or have the 40c issue price repaid in full. The record date for the eighth interest payment was 29 March, 2006 and payments were sent to note holders in April 2006. The interest rate return for note holders was 16.01% due to the average Australian gold price for the quarter being AUD $750.60 per ounce.

The strong gold price has been a big plus for note-holders.

Finance

During the Quarter the Company undertook a number of steps to further strengthen the company's financial position. Under guidance from the Board and the Company's new Corporate Accountant, $6 million was raised from an exempt private placement and a Share Purchase Plan.



Matthew Martin, Corporate Accountant & Company Secretary

The Share Purchase Plan raised $2 million and gave all shareholders an opportunity to increase their holding in a cost efficient manner. Citigold thanks its shareholders for their continued support in the share purchase plans. The funds raised will be used to advance the Warrior Gold Mine.

Additionally the Company's Term Loan was reduced by one million dollars, and as at 31 March 2006 stood at $6.49 million. The loan will continue to be reduced throughout 2006.

Acquisition of Gateway Mining Shareholding

During the quarter the Company acquired a shareholding in Gateway Mining Limited (ASX code 'GML') of 17%. The cost of this acquisition was $2.6 million, settled by the issue of Citigold shares.

Citigold Corporation has previously expressed an interest in Gateway Mining and sees this current acquisition as providing a strategic investment in a progressive and focused exploration company.

Gateway Mining is an established gold and base metals explorer with mineral properties in Australia. The company holds a substantial portfolio of projects with the prime properties being Gidgee in Western Australia and Cowra within the Lachlan Fold Belt in New South Wales. This investment gives Citigold Corporation exposure to Western Australia and New South Wales opportunities through an experienced exploration operator.

Gateway Mining recently announced that it had entered into two heads of agreements with Placer Dome Australia Limited (Placer) over a portion of its Gidgee Gold Project with Placer indicating they will be targeting a minimum of 5 million ounces of gold.

Funding Negotiations

Joint venture negotiations, which have been underway for some time, are now at a very advanced stage. This joint venture will ensure full funding for gold production of 100,000 ounces per year from the Warrior and Sunburst gold mines.

Further details will be released in the near term.

Regional Exploration

Citigold operates over 200 square kilometres of mineral tenure in the Charters Towers region. In addition to the central City mines that are being developed we are exploring over 60 other known prospects.

Geological Mapping

- Geological mapping and sampling was completed on the *Farrenden* prospect, located 1.5 km west of the Warrior Mine on EPM 8564 and adjacent MDL 251. Two new parallel northerly dipping lode structures were mapped and are connected by a NW trending structure.

- Reconnaissance mapping was undertaken on properties east of the Warrior mine assessing possible extensions of the Warrior lode structure. A weak aeromagnetic low trend continues for ~1km east of the Mine, mostly beneath weathered Tertiary sedimentary cover. The Charters Towers lodes are characterized by magnetic lows where mineralising fluids have destroyed magnetic minerals in the surrounding granites.



A lease peg commonly used to mark out mining leases

- Geological mapping and rock chip sampling commenced on EPM 14541 immediately west of the processing plant, and EPM 10593 east of the plant, assessing possible new tailings storage areas. Seven potential sites with storage capacity totalling approximately 18 million tonnes were identified, much more than is required for future tailings storage. The mapping also located additional subcrops of *Black Jack Footwall* lode structures and an unexpected N to NW dipping zone west of the *Lubra* open pit.

- Geological mapping of NW EPM 8563 covering the northern part of Charters Towers city, on the new *Scorbre* prospect, encountered mainly lateritised metamorphics. Old workings were sampled & coarse comb quartz was also found in extensively altered host rocks.

- Geological mapping and rock chip sampling of seven prospects on EPM 15091 was undertaken, about 9 kilometres southwest of the processing plant.

Mineralisation was in each case found to be insignificant. Old workings reported in Government mineral occurrence data could not be located.

Sampling and Assaying

- Check assays of the December Warrior Decline rock chip samples from the *Washington South* splays were received, confirming the presence of gold over narrow widths.


Geologist inspecting drill core samples

- Soil sampling was undertaken on EPM 8563 covering the northern part of Charters Towers city in the *Day Dawn North* area (8 samples). Two rock chips samples were also collected. Two soil samples assayed minor amounts of gold (0.1 g/t Au) with associated elevated base metal values.

- A total of 111 rock chip samples were collected during the Quarter on EPMs 14541, 15091, 10593, 8564 and 8563, MDL 251 and ML 1490, and 102 assays received.

- Assays from EPM 15091 sampling were received. The maximum assays were 4.8 g/t Au (with weak bismuth and copper) from *GSQ 110643* in quartz mullock, *GSQ 107642* maximum assay 0.9 g/t Au, *GSQ 118643* max. assay 0.3 G/t Au, *GSQ 092649* (on the old lateritic land surface) max. 40ppb Au, GSQ *097652* no significant assays, *GSQ 161656* max. assay 1.6 g/t Au, *GSQ 162653* max assay 1.2 g/t Au.

- Seven rock chip samples were taken on the *E05 (Sons of Freedom)* lode in the Warrior Decline at ~472m.

- The maximum assays were 4.4 and 2.0 g/t Au from the *Farrenden* prospect on MDL 251, 2.1 & 1.4 g/t Au from the surface outcrop of the *Washington* reef, and 1.3 and 0.6 g/t Au from EPM

Research

Synthetic Aperture Radar (SAR)

A request was received from the Japanese Earth Resources Satellite Data Analysis Centre [ERSDAC], through their contractor Mitsubishi Resources, for access to land on Citigold EPMs 15091, 13931, 15824 & 13106 located southwest of the city to assess the results of high resolution synthetic aperture radar (SAR) data. This satellite programme is aimed at distinguishing rock types and alteration zones. "Synthetic Aperture" refers to the distance the satellite flies during data collection, thus effectively providing much larger effective antennae dimensions.

Mitsubishi supplied data on the EPMs including satellite full-polarimetry and full-

frequency SAR (radar), and remote sensing images, plus 6 component results for specific test sites. The 16 km x 12 km area is one of only a few sites selected around the world to trial the high resolution method. The system can operate day or night and penetrates cloud cover, haze and mist. The SAR return radar-signal data detected by the satellite-based sensor is "polarized", enabling extensive interpretation to be undertaken. Each pixel in the data can be resolved into 3D images. The system enables vegetation, creeks, soils and rock outcrops to be distinguished. It enables rapid mapping and interpretation of large areas, and may detect rock alteration zones associated with mineralisation.

Grain Size Analysis

As part of studies aimed at improving gold recovery, a report was received on gold grain size in *No.2 Cross Vein* ore by James Cook University researchers which showed maximum grain dimension of 500 microns (0.5 mm) in 10 high-grade samples. This work will also be used to improve sampling protocols to reduce mis-classification of ore and waste during ore sorting. The gold grains are predominantly along sulphide grain boundaries, confirming the known late-stage precipitation of gold, and confirming the free-milling nature of the ore allowing substantial gravity recovery. This should result in improved gold recovery and ore flow through the plant.


0.28mm



The above microscope photos show gold grains along the boundaries of earlier sulphide minerals. This makes the gold easier to recover.

Safety, Health, Environment and Community

No injuries or work-related illnesses were recorded in the Quarter in relation to overall operations and in particular, the Warrior gold mine development. The Lost Time Injury Frequency Rate for 2005-06 financial year remains at zero.

New personnel are being inducted and trained as part of the Warrior Mine acceleration. There were no reportable environmental incidents.

Citigold personnel at Charters Towers continued their proactive training with the regional Mines Rescue Cooperative based at Charters Towers.

Chris Towsey
Chief Operating Officer
28 April 2006

Citigold Corporation Limited
ABN 30060397177
PO Box 1909, Milton 4065
19 Lang Parade Milton Qld Australia
Tel +61 7 3870 8000 Fax +61 7 3870 8111
info@citigold.com

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information.

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

Quarter ended ("current quarter")

31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(133)	(299)
		(b) development	(1,026)	(2,810)
		(c) production	-	-
		(d) administration	(443)	(1,507)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		-	-
1.5	Interest and other costs of finance paid		(235)	(834)
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net Operating Cash Flows		**(1,837)**	**(5,450)**
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	(91)	(134)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		-	-
1.13	Total operating and investing cash flows (carried forward)		(1,928)	(5,584)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,928)	(5,584)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	5,975	9,850
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	92	92
1.17	Repayment of borrowings	(1,017)	(1,038)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**5,050**	**8,904**
	Net increase (decrease) in cash held	**3,122**	**3,320**
1.20	Cash at beginning of quarter/year to date	828	630
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	**3,950**	**3,950**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	106
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	6,490	6,490
3.2	Credit standby arrangements	10	10

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	1,100
	Total	**1,200**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	3,950	828
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (Held by Third Parties) Term Deposit	-	-
	Total: cash at end of quarter (item 1.22)	**3,950**	**828**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**558,155,304**	**558,155,304**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**62,375** **13,430,000** **16,300,000** **340,000** **29,955,662**	**62,375** **13,430,00** **16,300,000** **340,000** **29,955,662**	**12.5 cents** **11 cents** **16 cents** **15 cents** **15 cents**	**12.5 cents** **11 cents** **16 cents** **15 cents** **15 cents**
7.5	**+Convertible debt securities** *(description)*	**4,533,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**		**40 cents**	**40 cents**
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	**375,000**		**40 cents**	**40 cents**
7.7	**Options** *(description and conversion factor)*	**13,566,999** **4,387,399**	**Nil** **Nil**	*Exercise price* **15 cents** **15 cents**	*Expiry date* **6 December 2006** **17 March 2008**
7.8	Issued during quarter	**500,000** **4,387,399**	**Nil** **Nil**	*Exercise price* **15 cents** **15 cents**	*Expiry date* **6 December 2006** **17 March 2008**
7.9	Exercised during quarter	**340,000**	**Nil**	**15 cents**	**6 December 2006**
7.10	Expired during quarter	**Nil**	**Nil**		
7.11	**Debentures** *(totals only)*	**Nil**	**Nil**		

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	**Nil**	**Nil**		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: (Company Secretary) Date: 28 April 2006

Print name: Matthew Martin

Additional Information

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Citigold Corporation ANNOUNCEMENT

13 April 2006

Appendix 3B – Share Purchase Plan

Citigold Corporation Limited is proud to announce the allotment of 5,609,947 shares through the extension of the Share Purchase Plan. We would like to take this opportunity to thank the existing shareholders for their continued support.

Citigold Corporation Limited also advises that 250,000 shares were issued on the exercise of options expiring 17 March 2008.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Five million three hundred and nine thousand nine hundred and seventy seven (5,859,947) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 April 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
564,015,251	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,566,999 options	Options expiring 6 December 2006
4,137,399 options	Options expiring 17 March 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 12 April 2006

Print name: Matthew Martin

== == == == ==

+ See chapter 19 for defined terms.

www.citigold.com
Citigold Corporation Limited
ACN 060397177
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

10 April 2006

Mr Adrian Smythe
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
SYDNEY NSW 2000

By email: adrian.smythe@asx.com.au

Re: PRICE QUERY

We refer to your letter 10 April 2006 noting a change in the price and trading volume of shares in Citigold Corporation Limited (the Company). We respond to your queries using your numbering.

1. The Company is not aware of any information concerning the Company that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. This question is not applicable given our response to Question 1.

3. The Company does not have any explanation for the price change and increase in volume of trading in the securities of the Company.

4. The Company is in compliance with the listing rules, particularly, listing rule 3.1

Yours sincerely

Mark J. Lynch
Managing Director
Citigold Corporation Limited

Citigold Corporation Limited
ANNOUNCEMENT

www.citigold.com

28 March 2006

Appointment of Financial Specialist

Citigold Corporation is pleased to announce the appointment of Mr Matthew Martin as Corporate Accountant for the parent company and its subsidiaries. As a financial specialist he brings a wealth of experience to the senior management team at a time when the Company expects to undergo substantial operational growth.

Citigold considers it fortunate to have secured another highly experienced team member to play a leading role in the growth and development of the Company. In addition to the usual senior accounting skills he has considerable experience in project finance and long term funding.

Mr Martin is a graduate of Sydney University and is a Member of the Institute of Chartered Accountants. He has worked in various roles as part of several global teams, including international banking capital raisings and accrued skills in all aspects of corporate finance and accounting. He has strong skills in systems compliance, multinational financial statements, forecasting, reporting and analysis.

As a self-motivated and enthusiastic individual he will play an important and instrumental role in the development of Citigold's flagship Charters Towers' goldfield project.

Mark Lynch
Managing Director
Citigold Corporation Limited
ACN 060 397 177

19 Lang Parade Milton Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

NEWSLETTER

www.citigold.com
CITIGOLD corporation

Issue 13 27 March 2006

In this issue:

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

Warrior Update

Work at the Warrior Gold Mine is being accelerated following the raising of $2.6 million through a private placement. These funds, combined with the proceeds from the February 2006 Share Purchase Plan, other recent placements, investments and a $1 million reduction in the company's term loan debt position has considerably strengthened our cash position.

Further progress at Warrior has been made due to a range of different factors. One factor, according to Mr Garry Foord, General Manager, Engineering, is "we're currently into considerably better ground. This means that our present position combined with underground mining conditions are more favourable for making significant progress in the mine compared with previous months."



Mr Foord says that we have also installed new rock drills on our twin boom drill rig, which will greatly assist in enhancing productivity and efficiency levels for our underground drilling activities. Our third haul truck has also been put to gainful use and has been instrumental in contributing to our overall production levels.



As Mr Foord states, "with the new truck being employed at the site for the full month of February, we're actually starting to see the real benefits of this acquisition." Combine this with the purchase of a larger underground loader which facilitates improved loading operations and we have an efficient system operating at the mine site. This additional underground mobile equipment and sourcing additional staff will enable mining operations to reach maximum productivity.

Mr Foord concludes, "All of these factors have contributed towards our progress at the Warrior," and as a direct result, the Warrior's current underground face advance of the access decline has reached a total of 480 metres from the portal. Citigold expects to achieve an advance rate of up to 200 metres a month. The Warrior access decline will junction with the ore body in a further 470 metres length.

Citigold Corporation's main operational focus is to accelerate development of the Warrior gold mine to commence gold production later this year.


WARRIOR GOLD MINE

Queensland Mine Royalties

Queensland's mining operations have generated and contributed considerable revenue directly to the state government. Considered as a lucrative industry and home of a rich supply of world-class resource deposits such as gold, silver, copper, lead, zinc, and regarded according to a report by the state's Department of Natural Resources, Mines and Water (NRMW) as "the world's largest seaborne exporter of coal," Queensland is leading the way in mining stakes.

It's no surprise then that the state's mining industry's billion dollar contributions to the Queensland economy, in the form of mining royalties, represent a sizeable proportion of the state budget.

A fact sheet produced by NRMW stipulates that, "mining has played a central role in Queensland's development over the past 140 years. It has led to the establishment of inland towns, provided jobs in remote communities and brought in billions of dollars to the State each year ... royalties alone account for a large share of the state revenue."

Pursuant to the Mineral Resources Act 1989 and the Petroleum and Gas (Production and Safety) Act 2004, the state holds ownership of all gold and petroleum as well as most minerals found at subterranean levels. Through NRMW, the state governs and manages all minerals, coal and petroleum resources mined in Queensland. Mining activities undertaken by companies such as Citigold Corporation occur within specific government sanctioned guidelines and parameters. One of these guidelines is the requirement to pay royalties to the state government as the owners of mineral resources for the entitlement to mine or use such mineral resources.

Over recent years, Queensland mining has generated considerable outcomes both in terms of its mineral production at significant rates and its attendant profitable economic benefits. Mine royalties, as monetary payments to the state government, are streamlined into the state budget, thus creating an increasingly greater wealth in the state's revenue level. Such royalty generated government funds obtained from industries such as gold mining, collectively enhance and provide a growth income stream for servicing and maintaining our fundamental facilities and are distributed amongst our various departmental budgets including education, health, police, justice, and transport, to name a few. By rechannelling these mine royalties directly into the 'public purse', the mining industry serves to support our most necessary requirements on both an individual and a broader community level.

How are mine royalties calculated? According to NRMW, "royalties on petroleum, coal and most minerals are payable on an ad valorem (value) basis. These are essentially calculated as a percentage of the value of the mineral or petroleum as determined by the minister."

Royalty payments usually differ depending on the size, nature, quality and market value of the respective commodity. As outlined in the *Administrative Guidelines for Royalties Pertaining to Base and Precious Metals*, gold and silver, more specifically, are measured at either a fixed rate of 2.7 per cent or between 1.5 and 4.5 per cent variable ad valorem rate as applied to the price or worth of the respective metal determined on the London Bullion Market.

Pursuant to the Mineral Resources Act 1989, mineral tenure holders are required to "lodge a royalty return and any royalty payable at least annually for all leases and claims held, even if no production took place." Payments are made either on a quarterly or annual basis.

Mineral royalties have contributed sizable funds towards the state's revenue, but at what rates? At the end of June 2001, state revenue as accumulated from mine royalties proceeds alone totalled some $580 million dollars. However, in the space of only four short years, this figure has not only rapidly increased but has almost doubled.

More recently, by 30 June 2005 a healthy sum to the tune of approximately $960 million - derived from mineral (including coal and petroleum) royalties - was injected into the state's revenue pool as a major policy instrument for providing the public and our

communities with the continuing growth and improvement of our state's major services, facilities and infrastructure.

However, with the targeted value of mineral royalties expecting to climb to an all-time high in excess of A$1.3 billion for the current 2005 – 2006 financial year before being reinvested back in to the community, this represents a significant boom that will undoubtedly be of enormous benefit to and make a difference in the lives of all Queenslanders.

Using Explosives for Tunnelling

One and a half centuries ago, a young Swedish scientist and engineer named Alfred Nobel was born into a family of engineers and inventors. Alfred Nobel became interested in chemistry, physics, and chemical engineering, and even worked in laboratories alongside world-famous chemists such as Ascanio Sobrero - the inventor of the highly explosive liquid nitroglycerine. It was during this time when Nobel developed an interest in the powerful – but largely unpredictable - liquid, an interest that had later propelled him into developing and improving nitroglycerine as an explosive.

Consequently, he devoted much of his years to studying and developing explosives. After conducting numerous experiments and trials mixing the liquid with additives and other materials, Nobel discovered that it was diatomaceous earth or porous, absorbent sand that turned the mixture into a paste form that could be shaped and fitted in the form of a stick into drill holes. Due to its insensitive nature, it was also considered an easily transportable substance.

However, it was after the invention of a detonator or blasting cap in combination with the paste, that the inception of the final product was born. It was 1867, a pivotal year in the midst of the industrial revolution, that saw Nobel patent his new commercially viable invention as 'dynamite' (meaning 'power'), a relatively inexpensive method for blasting rock and drilling tunnels.



As part of this issue's *Tech Talk* column, Citigold's General Manager, Engineering Mr Garry Foord provides us with some insight into the use of modern explosives in underground mining.

There are three commonly used explosives in underground mining namely ANFO, slurry explosives and detonators.

ANFO is a formulated mixture containing a combination of ammonium nitrate (AN) and fuel oil (FO). Specifically manufactured for the mining industry, Ammonium Nitrate is a readily available, highly stable and relatively inexpensive substance similar to commercial fertilisers. In Australia hundreds of thousands of tonnes are produced annually. Whilst the explosive material is highly effective, it remains benign or inactive until the two individual components are combined at a calculated total. "The combination of ANFO comprises ammonium nitrate and fuel oil in a particularly narrow range whereby the combination actually becomes explosive," Mr Foord explains. It needs to be mixed at the right proportion for it to be effective." "As a highly transportable explosive formula, ANFO is the most commonly used explosive at mine sites worldwide including Citigold's Warrior mine.

ANFO needs to be initiated by another explosive – which are called 'primers' or 'boosters'. The primer we commonly use is a slurry explosive called Powergel.

Powergel is also used by itself instead of ANFO when the blast holes are wet because ANFO is not waterproof. Powergel is initiated by an electric or non electric detonator. Detonators are small devices in the shape of a steel cap with a highly sensitive explosive.

Mr Foord points out that the ratio of explosives used is relative to the tonnes of rock to be blasted. "Typically, miners use approximately 0.4 kilograms of explosives per tonne of rock, but that number varies depending on the particular application; the size of the tunnel, the proximity between the drill holes, and the density of the rock," he explains.



Mr Foord predicts that in the near future 'blasting agents' will develop even further and generally become both safer and more economical. "In the

industry, research is currently focused on exploring diverse methods to excavate hard rock mines where explosives become eliminated from the mining process all together," says Mr Foord. With innovative, non-explosive methods such as high-pressured water, chemical devices, thermal, electric and lasers to name just some alternative examples, the future of mining is certainly looking positive.

Citigold's Mine Site Staff

Some may consider Citigold's office staff's work as the 'behind-the-scenes' aspect of the main business of the company. However whilst they're rather modest about their own positions, the team at Citigold's mine site - whose roles are integral to the backbone of the company's success - are pivotal to ensuring the daily aspects of the company continue to run as effectively and smoothly as possible.



Citigold Corporation's bookkeeper, Ms Monica Laws, and Administration Officer, Ms Jodie Bethal, are two such women who, through their dedication and commitment to Citigold, are making things happen at the mine site at Charters Towers. Both have not only managed to balance their busy working lives with a range of various commitments, but in the process have built up some inspiring experiences over the years.

Ms Laws, a local resident of the Charters Towers district for the past twelve years who describes herself as "rather boring", has lead a far from ordinary life. Whilst interviewing her I realised there was much more to her story than she led me to believe.

Originally hailing from the small town of Proserpine in the Whitsundays, Ms Laws spent most of her childhood "travelling from one side of Australia to the other." Ms Laws has throughout her nomadic years developed a taste for the extraordinary and has always had a fervour for new challenges. Not least of which include her roles as a devoted wife and a mother to her sixteen-year-old son.

Previously, Ms Laws has worked in a range of administration and clerical roles ranging from contract inspector with the Department of Primary Industries in Emerald; receptionist with Mt Leyshon Gold Mines; administration and sales officer with Metalcorp Steel; payroll officer with Alford Autos; and branch administrator with Adit Diesel Engineering – all in Charters Towers - which have enabled her to both develop and master her professional skills in customer service, bookkeeping and accounts. As a self-described team player with a long list of personal traits listed on her resume such as 'willing and eager to learn', 'motivated', and 'challenge seeker', Ms Laws is certainly one energetic individual who is always eager to embrace new experiences throughout her career.

Perhaps, though, it is in her current role as Citigold's bookkeeper that has seen her thrive the most. Since joining Citigold's team in November 2004, Ms Laws has been responsible for keeping tabs on the mine expenses and managing the company's accounts.

Located in the Citigold office at the Charters Towers mine site, Ms Laws is able to use her organisational skills and accounts knowledge in managing Citigold's accounts payable, payroll, mine expenses, purchase orders and invoices, and superannuation, amongst many other tasks.

Though she's modest about her achievements so far, Ms Laws is certainly not one to sit back and rest. Holding a list of vocational courses and credentials dating back to 1991, as well as more recently having completed a Diploma in Community Welfare and Counselling, she is enthusiastic about learning and acquiring new skills. Adding yet another string in the bow, she is currently completing a Bachelor of Social Work externally through James Cook University with studies in sociology, human rights, social policy, professional values and ethics.

In those moments where she finds spare time on her hands, Ms Laws can be found at home tending to and nurturing her numerous birds. As an avid fan of different species of birds, she is "the proud owner" of several aviaries comprising Kings, Princesses, Cockatiels, Crimson Wings, Peachfaces, including her most prized pair of Ecelectus birds, originally from the Solomon Islands. Her once large collection, which she says, "required a lot of attention", has recently dwindled but her passion for birds and nature remains strong.

When asked about the highlights of her role with Citigold, she's quick to make special mention of the valued nature of her work. "I enjoy working in this environment where I'm independent and am able to explore and implement methods which I believe benefit the company."

Someone else who's of benefit to the company is Ms Jodie Bethal. As Citigold's new administration officer and personal assistant to the site senior executive, Mr John Lynch, Ms Bethal has, in her eight short weeks with the company, already made a positive impression.



Like her colleague, Monica Laws, Ms Bethel is part of the same team who delivers exceptional service and administrative skills at the mine site.

The former 'jillaroo', who once completed a cattle traineeship at Rockdale Station and "worked on cattle properties", hasn't stopped since completing high school in 1993. Native to the Tablelands region in the tropical climates of far-north Queensland and more recently to Georgetown, an inland town west of the Great Dividing Range, Ms Bethel has in such a relatively short amount of time accrued a lengthy and impressive work history.

Ms Bethel has previously worked as part of numerous teams in and around the northern Queensland area in varying industries.

Prior to joining Citigold in January 2006, Ms Bethel started out as a young veterinary assistant with the Tableland Veterinary Service in Atherton, before a brief stint as a ranger with the Queensland National Parks and Wildlife Service on the beautiful Magnetic Island off the coast of Townsville. She then worked in the capacity of Members Service Officer with the Electricity Credit Union; Secretarial Clerical Officer and Relief Debtors/Creditors Officer prior to being promoted to the full position of Rating Officer with the Etheridge Shire Council; and lastly as Office Clerk and Scheduling Clerk with Stocklick Trading. It's not hard to see that with sheer hard work, determination and an impeccably strong work ethic, she has quickly worked her way up the ranks to become an independent, efficient and resourceful worker who is willing to take on any new task or challenge ahead of her.

Though these aren't the only achievements Ms Bethal has to her name. Amongst her CV accreditations, she lists motherhood as a top priority. "I enjoy spending time with my two children," she says proudly.

Presently, Ms Bethel's role is pivotal to Citigold's operational success. With her extensive experience she holds a key role within the Charters Towers office, including maintenance of the company's administration functions on a daily basis; supervision of other staff members; liaison with company officials, contractors, personnel as well as members of the public; overseeing the company's occupational health and safety and training systems; and management of database systems.

Having relocated from Georgetown to Charters Towers at the end of 2002 "for a change of scenery", her move has well and truly paid off. Ms Bethel, her role with Citigold has spurred her on towards achieving her best with "a challenge and a fresh start in a diverse industry," she explains.

Though she may be the newest addition to the company, Ms Bethel's role so far has given her "a sense of satisfaction to go and achieve your tasks," she says. "One thing I like most is to be constantly busy, as it helps me to gain further experience in the field." And it's with that attitude that will undoubtedly see Ms Bethel have many more opportunities heading her way.

Newsletter written by:-
Michelle Yan for Citigold Corporation.

Citigold Corporation ANNOUNCEMENT

21 March 2006

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 March 2006. The payment date will be 10 April 2006.

The Convertible Notes will go ex-interest on 23 March 2006.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Based on the average daily A$ gold price for the period 31 December 2005 to date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of 15.8% per annum.

Chris Towsey
Chief Operating Officer
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation ANNOUNCEMENT

www.citigold.com

20 March 2006

Notice pursuant to section 708A(5)(e) of the Corporations Act

Notice is given pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("**Act**") that on 17 March 2006, Citigold Corporation Limited ("**Company**") issued 17,549,596 fully paid ordinary shares in the capital of the Company.

The Company gives notice under paragraph (5)(e) of Section 708A of the Act to confirm that:

1. The Company issued the above shares without disclosure to the relevant parties under Part 6D.2 of the Act.
2. As at the date of this notice, the Company has complied with:
   (a) the provisions of Chapter 2M of the Act (as applicable to the Company); and
   (b) Section 674 of the Act.
3. At the date of this notice there is no excluded information (as defined in paragraph (7) of Section 708A of the Act) which is required to be disclosed by the Company.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A Seventeen million five hundred and forty nine thousand five hundred and ninety six (17,549,596) shares B. Four million three hundred and eighty seven thousand three hundred and ninety (4,387,399) options C. Seven million eight hundred and seventy two thousand seven hundred and thirty three (7,872,733) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares Options exercisable at 15 cents per option, by 17 March 2008

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities Options will rank equally with shares upon conversion
5	Issue price or consideration	A. 15 cents placement C. 15 cents share purchase plan
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 March 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
558,155,304	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,566,999 options	Options expiring 6 December 2006
		4,387,399 options	Options expiring 17 March 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 20 March 2006

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

CITIGOLD CORPORATION LIMITED

www.citigold.com

ANNOUNCEMENT

17 March 2006

SHARE PURCHASE PLAN
OFFER EXTENSION

Citigold Corporation Limited is pleased to extend the special offer to shareholders until **FRIDAY 31 MARCH 2006.**

There has been strong demand from shareholders to date indicating continued shareholder support.

The Share Purchase Plan was to close today, however it is now extended for a further 14 days to give more shareholders the opportunity to participate.

Shareholders may not be aware that on 16 March 2006 we made an important announcement regarding the acceleration of development of the Warrior gold mine to commence gold production later this year. A copy of this announcement will be enclosed with the extension information forwarded to shareholders.

Those shareholders who have already lodged applications as at 17 March 2006 will be allocated shares by the company. The share registry will be notified of the allocation for processing next week. Shareholding statements will then be sent out by the share registry.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com

16 March 2006

Warrior Gold Accelerated

Citigold Corporation Limited is pleased to announce that progress at the Warrior Gold Mine on the Charters Towers goldfield is being accelerated following the raising of $2.5 million through an exempt private placement within Australia.

These funds, combined with the proceeds from the February 2006 Share Purchase Plan, other recent placements, investments and a $1 million reduction in the company's term loan debt position as announced in its 31 December 2005 Half Yearly report, has considerably strengthened Citigold Corporations 's cash position.

Citigold Corporation's main operational focus is to accelerate development of the Warrior gold mine to commence gold production later this year.

Over the past few months, Citigold has acquired additional underground mobile equipment and been sourcing additional staff to enable mining operations to reach maximum productivity.

The Warrior access decline is currently at 477 metres from the portal. Citigold expects to achieve an advance rate of up to 200 metres a month. The Warrior access decline will junction with the ore body in a further 470 metres length. The Warrior gold deposit is located 5km southeast of the Charters Towers centre and production is scheduled at a rate of 40,000 ounces per year at a planned cost of $350/oz.

Joint Venture negotiations to secure $46 million to bring the second mine at Charters Towers into production are well advanced. The planned production cost reduces to $230/oz when the combined gold production at the Warrior and Sunburst gold mines reaches 100,000 ounces per year.

The current placement represents 16,882,929 shares at 15 cents together with 4,220,732 options exercisable at any time before 17 March 2008 at 15 cents each. Shares and options will be allotted by Directors and an Appendix 3B released to the market.

Chris Towsey
Chief Operating Officer
Citigold Corporation Limited
ACN 060 397 177

19 Lang Parade Milton Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

RECEIVED
2006 JUN 14 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme: GATEWAY MINING NL

ACN/ARSN: 008 402 391

1. Details of substantial holder (1)

Name: CITIGOLD CORPORATION LIMITED

ACN/ARSN (if applicable): 060 397 177

The holder became a substantial holder on 28/2/06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	16,300,000	16,300,000	17.7%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
CITIGOLD CORPORATION LIMITED	REGISTERED HOLDER	ORDINARY 16,300,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
CITIGOLD CORPORATION LIMITED	CITIGOLD CORPORATION LIMITED	CITIGOLD CORPORATION LIMITED	ORDINARY 16,300,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9) Cash	Consideration (9) Non-cash	Class and number of securities
CITIGOLD CORPORATION LIMITED	28 FEBRUARY 2006		ISSUE OF 1 CITIGOLD SHARE FOR EACH GATEWAY SHARE ACQUIRED	ORDINARY 16,300,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CITIGOLD CORPORATION	19 LANG PARADE
LIMITED	MILTON QLD 4064

Signature

print name ROSLYNN SHAND capacity Company Secretary

sign here [signature] date 2/3/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Citigold Corporation Limited
ANNOUNCEMENT

www.citigold.com
CITIGOLD corporation

1 March 2006

GATEWAY MINING INVESTMENT

Citigold Corporation Limited (ASX code 'CTO') announces that it has acquired a 17.7% interest in Gateway Mining NL (ASX code 'GML'). This off market acquisition of 16.3 million shares was at 16 cents per share settled in Citigold shares.

Citigold Corporation has previously expressed an interest in Gateway Mining and sees this current acquisition as providing a strategic investment in a progressive and focused company.

Gateway Mining is an established gold and base metals explorer with mineral properties in Australia. The company holds a substantial portfolio of projects with the prime properties being Gidgee in Western Australia and Cowra within the Lachlan Fold Belt in New South Wales. This investment gives Citigold Corporation exposure to Western Australia and New South Wales opportunities through an experienced exploration operator.

Gateway Mining recently announced that it had entered into two heads of agreements with Placer Dome Australia Limited (Placer) over a portion of its Gidgee Gold Project with Placer indicating they will be targeting a minimum of 5 million ounces of gold.

Citigold Corporation owns and controls Australia's richest major goldfield and is developing the high-grade Charters Towers goldfield. Citigold controls Queensland's largest gold deposit of 10 million ounces. Citigold's operational priority and focus will remain on commencing gold production at Charters Towers in 2006.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT

28 February 2006

Notice pursuant to section 708A(5)(e) of the Corporations Act

Notice is given pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("**Act**") that on 28 February 2006, Citigold Corporation Limited ("**Company**") issued 20,833,333 fully paid ordinary shares and 375,000 convertible notes in the capital of the Company.

The Company gives notice under paragraph (5)(e) of Section 708A of the Act to confirm that:

1. The Company issued the above shares without disclosure to the relevant parties under Part 6D.2 of the Act.
2. As at the date of this notice, the Company has complied with:
   (a) the provisions of Chapter 2M of the Act (as applicable to the Company); and
   (b) Section 674 of the Act.
3. At the date of this notice there is no excluded information (as defined in paragraph (7) of Section 708A of the Act) which is required to be disclosed by the Company.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Sixteen million three hundred thousand (16,300,000) shares 2. Three hundred and forty thousand (340,000) shares 3. Four million five hundred and thirty three thousand three hundred and thirty three (4,533,333) shares 4. Five hundred thousand (500,000) options 5. Three hundred and seventy five thousand (375,000) convertible notes
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares Options exercisable at 15 cents per option, by 6 December 2006 Convertible Notes redeemable by 29 March 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares and convertible notes ranking equally with existing quoted securities Options will rank equally with shares upon conversion
5	Issue price or consideration	1. 16 cents 2. 15 cents exercise of options 3. 15 cents placement 4. 15 cents 5. 40 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital and investment
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
532,732,975	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,566,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 28 February 2006

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

CITIGOLD corporation

The Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

23 February 2006

SHARE PURCHASE PLAN OFFER

Citigold Corporation Limited ("Citigold") announces the release of its regular special offer to shareholders to purchase shares under a February 2006 share purchase plan ("Plan").

This half yearly offer will enable shareholders in Citigold to subscribe up to $5,000 for new fully paid ordinary shares, free of brokerage, commission and stamp duty.

The funds raised will be used to advance the Warrior gold mine and for working capital.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in Citigold at 5pm on 17 February 2006.

The offer is non-renounceable.

Full details of the Plan will be set out in the offer to be mailed to eligible shareholders.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com


WARRIOR GOLD MINE

www.citigold.com
CITIGOLD corporation

Citigold Corporation Limited ACN 060 397 177
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Tel: 07 3870 8000 Fax: 07 3870 8111
Email: info@citigold.com

IMPORTANT OFFER - Share Purchase Plan February 2006

Dear Shareholder,

Shareholders of Citigold Corporation Limited ("Citigold") are invited to purchase shares in the company's regular Share Purchase Plan ("February 2006 Plan") at a **discount.**

This is your mine and your gold that will be mined. By participating in this Offer you will be **accelerating** the time to gold production in 2006. The funds raised will be used to **advance the Warrior gold mine** and for working capital.

Your contribution is important and does make a difference. If for example 2,000 shareholders took up Option C, then Citigold would raise $6 million that would achieve gold production. Shareholder support for our past share purchase plans has been important to the ongoing development of the Charters Towers project. Citigold is seeking your valued support in subscribing to the offer.

The purchase price of 15 cents represents a discount to the recent share price and is **only available to Shareholders**. The investment is limited to a maximum of $5,000. Shareholders who have subscribed to all the previous discount share plans are benefiting from Citigold's increased share price associated with the **strong gold market.**

The shares are offered at 15 cents each, with four preferred choices –

Option A	**3,340** shares	**$ 501**
Option B	**12,000** shares	**$ 1,800**
Option C	**20,000** shares	**$ 3,000**
Option D	**33,300** shares	**$ 4,995**

For further important information please read the reverse side of this page and the terms and conditions set out in the **Application Form**. You do not have to apply for shares.

This offer closes on **Friday 17 March 2006**. The shares will be allotted and notification forwarded promptly after the offer closes.

Payment can be made by cheque or **Visa/Mastercard/Bankcard.** Complete the Application Form (and credit card section if applicable) and return in the prepaid envelope.

Thank you for your continued support.

Kind regards

Mark Lynch
Managing Director
20 February 2006



❖ **Offer price**

The subscription price under this February 2006 share purchase plan (**Plan**) has been set at 15 cents per share. This represents a discount to the average closing market price of Citigold Corporation Limited (**Citigold**) shares over the five days up to and including the record date of 17 February 2006.

❖ **How much can you invest under this Plan?**

- **Option A** **3,340** shares for **$ 501**
- **Option B** **12,000** shares for **$ 1,800**
- **Option C** **20,000** shares for **$ 3,000**
- **Option D** **33,300** shares for **$ 4,995**

❖ **Share Purchase Plan issued September 2005**

IMPORTANT: If you purchased Citigold shares in the September 2005 SPP, the amount that can be subscribed for under the current Plan is limited to the difference between $5,000 and the amount subscribed for under the September 2005 SPP.

❖ **When does the offer close?**

Offer closes at 5pm **on Friday 17 March 2006.**

❖ **How do you apply for shares in this offer?**

Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed coloured **APPLICATION FORM**.

- tick the box beside the number of shares you want to buy. **Tick only one box.**
- complete payment section – cheque payable to "Citigold Corporation Share Purchase Plan" **OR** complete and **SIGN** the credit card section (Visa, Mastercard or Bankcard).
- write your daytime telephone number - just in case we have any questions.
- send your application form and payment (allowing enough time for mail delivery) so that Citigold receives them in Brisbane by no later than 5.00pm on Friday 17 March 2006.
- you DO NOT need to sign the application form.

For further information contact Citigold Shareholder enquiries on **07 3870 8000**

❖ **What will the funds be used for?**

Funds raised from the allotment of shares issued under the Plan will be used to advance the Warrior gold mine and for working capital purposes.

❖ **Important consideration**

The market price of Citigold shares could fall between the date of this offer and the time that Citigold issues shares to you under this offer. As a result, the price you pay per share under this offer (A$0.15) may be more than the price you would pay to buy Citigold shares on the stockmarket at the time of the issue of the shares to you under the Plan. The share price is available through Citigold's website, **www.citigold.com** and in the financial pages of major newspapers.

If, before you apply for shares under this offer, you are unsure about any aspect of this offer, Citigold recommends you seek financial advice.

❖ **Can you be certain that your application will be successful?**

If Citigold receives applications for shares pursuant to the Plan which if issued would in total exceed the limit of new issues under share purchase plans as set out in Australian Stock Exchange (ASX) Listing Rule 7.1, then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 **on a first come first served basis.** The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless an appropriate waiver is obtained from ASX.

APPLICATION FORM
FEBRUARY 2006 Share Purchase Plan

www.citigold.com
CITIGOLD corporation

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (Citigold) February 2006 share purchase plan and agree to be bound by the constitution of Citigold in respect of such shares issued to me/us. **Please insert details below:-**

SURNAME/LAST NAME or COMPANY NAME	**MR MRS MS MISS**
GIVEN/FIRST NAMES	**(ACN if Company)**

ADDRESS IN FULL

STATE	POSTCODE	DAYTIME TELEPHONE NUMBER	HIN / SRN No. (if known)
		( ) -	

Please 'X' one option box only

☐	Option A	3,340 shares	$ 501
☐	Option B	12,000 shares	$ 1,800
☐	Option C	20,000 shares	$ 3,000
☐	Option D	33,330 shares	$ 4,995

THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:

- **your application for shares under the terms of the Citigold February 2006 share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the September 2005 SPP does not exceed $5,000.**

METHOD OF PAYMENT ('X' appropriate box)

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan.**

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

Cardholder's Name:		**Card Number:** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _	
Amount $A: $	**Card Type:**	**Expiry Date:** _ _ / _ _	**Signature:**

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach Citigold in Brisbane by – OFFER CLOSES 5pm on Friday 17 March 2006.**

Postal Address:	Citigold Corporation Limited PO Box 1909 MILTON QLD 4064 Australia	**Delivery:**	Citigold Corporation Limited 5a/19 Lang Parade MILTON QLD 4064

If you are unsure of how to complete this application form, please contact

Brisbane Office: Shareholder enquiries
Phone 07 3870 8000 (fax 07 3870 8111)

Please note that if the company receives applications for shares pursuant to the Citigold February 2006 share purchase plan which will cause it to exceed the limit of new issues under share purchase plans as set out in Australian Stock Exchange (ASX) Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis. The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless an appropriate waiver is obtained from ASX.

FEBRUARY 2006
SHARE PURCHASE PLAN
TERMS AND CONDITIONS

www.citigold.com CITIGOLD corporation

Participation in the Plan

Participation in the Citigold Corporation Limited February 2006 Share Purchase Plan (***"Plan"***) is open to all shareholders who, subject to the paragraph below, as at the close of business on 17 February 2006, are registered as holders of fully paid ordinary shares ("***Shares***") in Citigold Corporation Limited ("***Company***") and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time ("***Eligible Shareholders***"). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person ("***Beneficiary***"). the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the "***Plan Documents***").

Offers non-renounceable

Offers made under the Plan are non-renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** – Purchase 3,340 fully paid ordinary shares for $ 501
- **Option B** - Purchase 12,000 fully paid ordinary shares for $ 1,800
- **Option C** - Purchase 20,000 fully paid ordinary shares for $ 3,000
- **Option D** - Purchase 33,300 fully paid ordinary shares for $ 4,995

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in September 2005 **("September 2005 SPP"), the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

Shares =

$$\text{Shares} = \frac{\text{5,000 less dollar amount subscribed under the September 2005 SPP}}{0.15}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the September 2005 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 17 March, 2006.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

  does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

NEWSLETTER

www.citigold.com
CITIGOLD corporation

Issue 12 17 February 2006

In this issue:

Citigold Corporation Limited
ACN 060397177

ASX Code "CTO"

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia

Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820

Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE

Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

Gold at Bullish Price

"Gold has always been the ultimate commodities investment ... it has been the ultimate form of money for six millennia now."

- *Adam Hamilton, In* Contending Gold Perspectives

Over recent months, the world-wide gold price has generated growing interest as its value has increased to levels previously unseen since back in the boom period of the early 1980s. Surging by a rate of 18 per cent to a high of US$540 an ounce during 2005, the gold price has during the early days of the new year, climbed a further 5 per cent and is predicted to herald in a new gold boom era. Generally, there has been a euphoric outbreak amongst financial analysts and market traders as they unanimously state that the gold price is currently performing at an outstanding high, whilst also witnessing the simultaneous weakening of the US dollar.

With the fluctuating US dollar, the current global climate of economic uncertainty and change, the occurrence of major geopolitical and global events, rising energy costs, currency depreciation, as well as the security and increase in gold world-wide, dealers and investors have decidedly purchased gold futures and investments. This has ultimately resulted in the strong gold price, with predictions of it going higher.

This upward trend of the gold price on the international market - marking a historical twenty-five year high - has rippled across and affected global economies such as China, the USA, India, Russia and Australia to name but a few.

As an ABC Finance analyst recently reported, as the value of gold withstands fluctuations in currency changes, whilst also



keeping in tune with inflation, "Investors often buy gold as a safe investment at times of political and international turmoil." It's no surprise then, that as a solid investment, an easily convertible and safe reserve asset, along with a concurrent weakening US dollar, that, at present gold is in high demand the world over. This is especially so in regions such as India – the world's largest

consumer of gold - and China with its growing middle-class populace.

Presently, gold is high on economic agendas. As a leading analyst stated, "Physical gold is easy to buy, requires no upkeep, and a great deal of wealth can be secured and stored in a relatively major commodity, physical gold is not perishable and can be stored indefinitely.

For investment purposes, every other commodity falls short of gold … For investors wanting to deploy capital into the secular commodities, gold is the most logical choice today just as it has always been." According to financial analysts, this bullish trend is not simply restricted to the gold price but is rapidly occurring amongst other market commodities and is likely to continue during the next several years.

Now, into the early part of 2006, as one financial analysts put it, we are witnessing "bullish gold, bullish miners, bullish energy, bullish commodities, bullish Euro, bullish alternative energy, bullish tech. With this trend reaching high altitudes, it also demonstrates an exceedingly positive trend for gold stocks and equities of gold mining companies such as Citigold Corporation. In a recent report, a financial analyst stated that, "analysts believe smart investors will be putting their money into gold stocks."

It's not happening only in the short-term. Although there are always and inevitably competing schools of thought on the ebbs and flows of the marketplace, one strong collective view has emerged. According to thebulliondesk.com, this year gold is predicted to average US$618 a troy ounce, including a US$760 an ounce high and a US$520.75 low that could potentially be realised within the next eighteen months or so.

Beyond that, Pierre Lassonde, head of Newmont, the largest gold miner in the world, said that over the next five to six years, the gold price could potentially reach an impressive US$1000 an ounce, surpassing the current record price of US$850 set in 1980. This long-term movement has, over the last four years, been in the making with increases ranging from 5 per cent to 25 per cent. The same factors are predicted to play a part in this bullish sentiment particularly during the second half of this year. "One of the main reasons for the current gold price strength is the strong performance from the oil price. Clearly there's a good parallel between those two that goes back over sixty years."

As gold production world-wide remains steady or declines, together with an increased demand for the precious yellow metal, gold prices are predicted to rise even further.

Warrior Update

This month further progress has been made at Warrior. A gold vein has been intersected during decline development, which is exposure of a known gold vein. This reef was predicted by the geological modelling done on the Warrior mine.

As mentioned in the last Warrior Update, Citigold was updating and enhancing the access decline design at a greater level in preparation for maximising gold production results.

Also, Citigold was in the process of upgrading its computer systems and equipment at both its Charters Towers and Brisbane sites. Citigold's General Manager, Engineering, Mr Garry Foord reports that recently this process has successfully been implemented at Citigold's Head Office, with an identical system also installed at the mine's site office. In addition to Citigold's existing computer equipment and infrastructure, we have installed a second computer server to provide greater storage capacity and an improved backup facility. This will assist in maintaining the security of the company's data. As Mr Foord says, this upgrading will continue to facilitate improved efficiency and productivity levels at Citigold and will provide us with enhanced data management. As Citigold's activities largely depend on utilising various technologies, "upgrading our system has enabled us to have a more secure computing system," he says.

We have made further progress with the Warrior's underground face advance of the access decline currently reaching a total of 447 metres from the portal and continuing.



Citigold's Exploration Manager and geologist, Mr Jim Morrison, informs that whilst progressing with the Warrior's decline, Citigold has intersected a known gold vein which has been traced to an historical mine called 'Sons of Freedom', situated near the Warrior mine decline itself.

The intersecting of the gold reef was always a strong prospect.

As Mr Morrison explains, "we were always expecting to reach it at some point, to experience these gold opportunities as we're going along." Currently, the reef presents only a part of the enormous potential of the rich resources within the greater surrounding areas.

NEW FINANCE PROFESSIONAL FOR CITIGOLD



He may be the newest employee to join Citigold's corporate team in Brisbane; however our financial expert, Mr Matthew Martin, has already made his mark in the financial world.

As Citigold Corporation's Corporate Accountant, Mr Martin has, at a young age, developed and accumulated a wealth of knowledge and achievements in accounting. Mr Martin has, in his various roles and experiences, proven a competitive track record of success.

As a self-motivated individual with the ability to 'think outside the square', his natural talent for numbers has not only taken Mr Martin around Australia, but has seen him working on the other side of the world for three years. Perhaps more importantly, it has enabled him to emerge with a worldly outlook and a distinct competitive edge in the financial arena. For Mr Martin, as a young business-minded student who repeatedly excelled in his studies including advanced mathematics, business and economics during high school, there was no question as to his future aspirations - accounting was well and truly on the cards from an early age.

Having grown up along the NSW north coast in the rural plains of Ballina, near Byron Bay, he has always had an energetic sense of adventure and a thirst for success.

Previously, Mr Martin has worked in various roles as part of several global teams and accrued skills in all aspects of accounting. It is in his roles, responsibilities and achievements as Business Services Manager with JD Matthews & Associates in Sydney; as well as his overseas experience in London as Forensic Accountant with BDO Stoy Hayward; Systems and Compliance Manager with the London Transport Group, First Group; and most recently as Project Accountant with the International Bank of Luxembourg, that proves his value as an asset to Citigold's corporate team.

It's not hard to see that with these vast experiences, Mr Martin, a member of the Institute of Chartered Accountants, brings a wealth of expertise and knowledge to the company as well as strong management reporting skills.

In his current position as Corporate Accountant, Mr Martin's will play an important and instrumental role in the development of the Charters Towers Project and Citigold's future growth. His position within the company's business operations sees his flair for numbers put to work in management reporting, budgeting, cashflow management, forecasting, capital expenditure analysis, as well as overseeing system improvements, overviewing of procurement, developing ever-improved policies and procedures, whilst also ensuring financial compliance. "I'm proud of this new role with Citigold," he says. "My aim is to produce high-quality management reports and ensure our corporate accounting systems are running efficiently."

Mr Martin, holding a Bachelor of Commerce majoring in accounting and finance from the University of Sydney, earning further professional qualifications and being admitted as a chartered account with the Institute of Chartered Accountants Australia, has certainly come a log way from his earlier – and humble - days in Ballina.

However, his connection with the land and the great outdoors has always remained intact throughout the years. In fact, since returning from London last year, he has purchased a cattle property at Kilcoy, a small rural town situated about an hour north-west from the hustle and bustle of Brisbane. It's here, where on weekends he can often be found branding and mustering his cattle. "It's good fun out there, it's a bit of a contrast from being in the office all day." And it is on this same land that he hopes to one day build an environmentally-friendly house, one that he describes as 'self-sustaining'.

During his twenty-eight years, he has ventured widely into various fields – and continents - including involvement in action-packed sports such as surfing, water skiing and rugby league, living and skiing in the Canadian and Austrian Alps, and featuring alongside Kylie Minogue as a Bondi lifesaver in the closing ceremony of the 2000 Olympic Games in Sydney. However, it's his keen and acute ability with all things numerical that has eclipsed all else and finally won him over.

When asked about his keys to success, Mr Martin attributes his personality and communication

skills as having played a part in adapting to different life and work situations in today's ever-changing world. He also adds that keeping and maintaining a good sense of humour is a vital factor.

Whilst detailing the highlights of his role thus far, he does not hesitate to tout his work colleagues at the Milton office as a significant highlight, "Everyone's very friendly and easy to get along with," he says. But while he asserts this, however, I get the impression that for Mr Martin, there will be a long list of highlights to come.

Building a Ventilation Shaft

Are you familiar with the architectural structure and design of an underground mine? Ever wondered how miners have the unique ability to work at deep subterranean levels for sustained periods of time? Heard of ventilation shafts but aren't sure exactly what they are, or how they're constructed and operate?

As part of this issue's *Tech Talk* column, we divulge a critical aspect of the historical advancement and operation of the mining process, one that has, over the years transformed the occupational safety conditions and lives of modern miners for the better – the ventilation shaft. We spoke with Citigold's General Manager, Engineering, Mr Garry Foord at our Head Office in Brisbane, to take a rare inside look at the historical details involved in the development and operation of the ventilation shaft.

Following from last month's introductory coverage on the various twenty-first century mining procedures such as the open pit and the haulage shaft as practised around the world, in this month's column we broaden this topic further by unravelling in more detail this common feature of underground mining practices and procedures.

What is a ventilation shaft and what is its purpose? Historically the ventilation shaft has been a vital part of the mining process for hundreds of years. A ventilation shaft is usually a large vertical hole in the ground. Ventilation shafts are fitted with huge electric fans that supply fresh air to the mine workings. Its length typically stretches from the lowest underground point in a mine decline and continues up to the surface. As a health and safety mechanism, and depending on the nature and extensiveness of the underground workings, all mines have one to two ventilation shafts.


DUNDEE LEASE
BONNIE DUNDEE MINE

Historic Drawing of a ventilation shaft

Historically, the concept of the ventilation shaft was originally created prior to the dawn of the industrial revolution, an era when engines and fans were far from commonplace as we have come to know them today. Instead, miners utilised fire to create a draft which drew oxygen into the underground workings.

For example, mining operations usually consisted of two adjacent shafts. Historically, miners would light a fire in one mine, thus creating a subsequent emission of hot air to rise to the surface, enabling fresh air to be directed into and enter the perimeters of the second adjacent shaft.

"The reason why we want to put a shaft in is because we need to get fresh air into the mine for both the workers and for the operation of the machinery," said Mr Foord. At present, whilst the decline is comparatively shallow, oxygen is accessed via the decline itself, but "as the decline gets progressively longer, it's harder to get a sufficient volume of air into the mine," he states. "So what we plan to do is to install a shaft, which will only be about one hundred metres in length compared with approximately one thousand metres for the decline."

The ventilation shaft also serves another integral and important purpose for miners. As a standard installation in all mines, the shaft has the dual function of acting as a second emergency departure from the mine. "What we're doing with the shaft is essentially providing a second exit out of the mine. Imagine if you're in a building where the elevator unexpectedly breaks down, you need another escape route such as a fire escape." The ventilation shaft will house an escape-way or an exit, similar to a fire escape, and will be fitted with a series of ladders up to the surface.

So how are ventilation shafts constructed and built? Today, the first stage of building a large, deep ventilation shaft involves excavating a large hole

through utilising an industrial cutting machine, known as a raise-borer. This machine enables workers to drill a small hole starting from the surface and continuing on down the descent. Once the small excavated hole has been created, workers attach a large cutting head to the tool and, in order to break the remaining rock, the raise-borer head is rotated and pulled upwards.



Section drawing of the ladder way in the ventilation shaft

When this initial stage has been completed, the second phase involves equipping the shaft with a large electric-powered fan, enabling fresh air to be drawn into the depths of the shaft and in through the workings.

Additionally Mr Foord said, "often we need to put various doorways in the mine to control the flow of air through the mine itself."

Some mines have soft ground rock and the shafts require concrete lining for long term stability. This is not the case at Charters Towers.

Finally, pre-fabricated ladder sections and resting areas are installed in the shaft.

On the current plan, the Warrior's first shaft is anticipated to be installed on the completion of the access decline.

Convertible Notes

Perhaps you've heard of the term 'convertible notes' but would like to know further information and detail. For this issue's *Paperwork* column, we take a look at Citigold Corporation's convertible notes. Citigold's Company Secretary, Ms Roslynn Shand, provided some insight into the operation of and value of the company's convertible notes.

In April 2004, Citigold Corporation issued convertible notes at a face value of forty cents ($0.40) to the public via a prospectus. The notes are listed on the Australian Stock Exchange under the code 'CTOG' and have a maturity date of 29 March 2007.

The interest rate payable quarterly is a minimum of 12% per annum, plus a yield enhancer linked to the A$ gold price. Noteholders are able to either, at any time prior to or on the maturity date convert their notes into ordinary shares, on a 1 for 1 basis, or on the maturity date redeem their notes and receive 100% of their money invested back.

The attraction of the Citigold Corporation convertible notes has been the interest rate paid to investors every three months. With the yield enhancer, the interest payable has over time risen from 12% to 14% per annum, making the notes an attractive trading security on ASX.

But, firstly, 'what is a convertible note'? Generally speaking, a convertible note is a type of coupon paying debt security that is convertible into ordinary shares at any time prior to or upon maturity. Usually convertible notes pay a fixed or floating return until a certain date when they can be converted into the ordinary shares of the issuer or redeemed. For example, similar to shares and options, a convertible note is a financial security available for investors and other interested parties alike. "They are just one of the types of securities that can be offered by companies to raise funds from investors," says Ms Shand.

However, in contrast to say shares or options, a convertible note is considered as a short-term debt security instrument that is only valid from the time of issue up to a certain period of say, for example, three to five years until its final maturity or redemption date.

So why buy convertible notes rather than shares? Unlike shares which potentially provide a return upon sale at a higher than purchase price, Citigold's convertible notes have an added and more immediate bonus.

Ms Shand commented that, "at the moment, the only return you get on a share is if you sell them at a higher price, or the company declares dividends. Shareholders only achieve a profit if there is an increase in the share price and if they actually sell their shares." "However", she continues, the distinction with Citigold convertible notes in particular is "at the moment, and at every quarterly interval in March, June, September, and December, noteholders are paid

interest as calculated on the issue price of the notes."

For example, noteholders who purchased a sum of 12,500 notes at a value of $5000 in April 2004, would not only have the opportunity to convert them into shares or at the end of the designated period, redeem their total capital upon expiry, but their notes would have provided an attractive and regular quarterly income for investors. "The best part for noteholders has been that they've actually received regular interest cheques from Citigold," Ms Shand affirms.

For Citigold convertible notes investors, "the main advantage of purchasing convertible notes is that they return a high interest on a regular three monthly cycle," demonstrating the notes as a lucrative investment. Whilst the investor retains Citigold's convertible notes, they receive quarterly interest payments calculated on a minimum rate of 12% per annum.

In addition a yield enhancer linked to the A$ gold price is also payable. This pays an extra 1% per annum for every A$50 rise in the A$ gold price above A$550 per ounce.

"Hopefully over the term of the convertible notes, the company's share price will rise to a value higher than the original convertible note price. This will provide an extra bonus and an incentive for the noteholders to convert their notes to ordinary shares in the company" added Ms Shand.

Since their release in 2004, Citigold's notes have traded above their original issue price of forty cents to a current market price of forty five cents.

In this time, the gold price has also steadily increased, and as Ms Shand asserts, "the quarter ended 31 December 2005 was particularly pleasing for anybody who holds Citigold convertible notes".

More recently with the gold price rising sharply, this growth has been directly streamlined to and greatly benefited Citigold noteholders. "As the gold price climbs, noteholders have been receiving substantially more than twelve per cent per annum. Last quarter, noteholders received a return just over 14 per cent per annum," she adds, proving the notes as a profitable venture for investors.

If you wish to purchase Citigold convertible notes on the ASX, please refer to the trading code 'CTOG'. Alternatively, if you wish to convert your existing Citigold notes before 29 March 2007, please contact the Citigold Head Office for further information.

Disclaimer

The Australian Stock Exchange Limited (ASX)

Electronic Transmission

www.citigold.com
CITIGOLD
corporation

Quarterly Activities Report
31 December 2005

HIGHLIGHTS

- **Warrior Gold Mine Progressing**
- **5 year Share Price outperforms ASX Top 200**
- **Funding Negotiations advancing**
- **Annual General Meeting results**
- **Convertible Notes paid bonus interest**

Warrior Gold Mine

The current underground face of the access decline is 421 metres from the portal. The decline is anticipated to reach the ore body at 950 metres length which is 110 metres below the surface. At present the mine is working one shift per day and we are currently resourcing the mine to move onto a 3 shift basis and accelerate the rate of development

Work was completed on a third truck bay which will provide further access for the loading of ore and additionally provides a storage area for waste material.

A new underground exposure of three hangingwall splays on the shallow part of the Sons of Freedom reef (part of the main Warrior reef system) was intersected in the decline during the Quarter. The reef is exposed between 368m and 400m from the portal. This exposure was predicted by geological interpretation and confirms the validity of the geological model. As expected the veinlets are sub economic and were not a part of the mine plan. The sulphide mineralisation is present and is typical of the Charters Towers style of mineralisation. Further drilling, driving and sampling will follow to analyse the deeper section of the structure in this location.

The decline is progressing towards its defined target of drilled ore on the main Warrior reef system located 110 metres below surface.

The Warrior Gold mine is planned to produce gold at the rate of 40,000 ozs per year from mid year 2006.

Funding Negotiations

During the quarter further progress was made in discussions with a preferred joint venture partner to develop the Charters Towers goldfield.

Funding negotiations have been under consideration for some time and are centred around the initial development of the Warrior and Sunburst mines to an annual combined production rate of at least 100,000 ounces of gold per annum.

Citigold is currently negotiating with an investment group that has the capacity to provide the funding required to achieve the 100,000 ounce gold output.

2005 Annual General Meeting

On Monday 28 November, Citigold's Annual General Meeting (AGM) took place in Brisbane.

The formal part of the meeting included the consideration of three resolutions which were all passed on a show of hands. Additionally, all the resolutions had proxy support with over 90 per cent in favour of the resolutions from the total proxies received.

5 Year Share Price Outperforms ASX Top 200

At the AGM a presentation was made by the Chief Operating Officer showing that Citigold's share price increase over the last five years up to June 2005 was 62%, outperforming the Top 200 Companies ASX Index over the same period. The presentation can be found on the Citigold web site.

Convertible Notes

The Convertible Notes (Notes) issued by Citigold and listed on the Australian Stock Exchange (ASX) code 'CTOG' continue to be a profitable investment for investors. The Notes issued at 40c continue to trade above their 40c issue price and pay a superior interest rate.

The Notes pay a minimum 12% p.a. interest rate, plus a bonus, and investors receive a cheque each quarter from Citigold. The term of the Notes runs to March 2007 when the investor can choose to convert into Citigold ordinary shares or have the 40c issue price repaid in full.

With the bonus interest rate linked to the A$ gold price, investors continue to receive above the 12% base rate. The record date for the seventh interest payment was 29 December, 2005 and payments were sent to note holders in early January. The

interest rate return for note holders increased to nearly 14.1% due to the average Australian gold price for the quarter being above AUD $650 per ounce.

Citigold believes that the strength in the gold price will continue and note holders can look forward to receiving bonus interest in subsequent quarters.

Exploration

In addition to the central Charters Towers goldfield property of about 100 square kilometres, comprised principally of Mining Leases and Mineral Development Licences, Citigold holds several Exploration Permits (EPM). The central goldfield contains the 10 million ounce gold deposit identified by Citigold. The EPM's cover more than 100 square kilometres of lands outside the central goldfield.

Citigold continues to have an active 'grass roots' exploration program on these EPM's properties with the potential to locate a major discovery and or several commercial size satellite gold deposits. Over the last few years we have identified over 160 quality prospects that warrant further follow up. All these areas have returned significant rock chip gold values from surface outcrops, or have old workings present.

The following areas were explored during the Quarter:

Exploration Permit Number	Prospect Name	Location
EPM 10593	Santiago South	1km east of processing plant
EPM 11067	Cumberland	2.5km SE of processing plant
EPM 13106	GSQ 183687, Golden Spur, Golden Dot GSQ 197695 extensions	3km south of processing plant
EPM 13182	Millchester	3km east of Charters Towers
EPM 13453	GSQ 229700	5km SE of processing plant
EPM 13931	Mt Pleasant, GSQ 142612	10km SSW of processing plant
EPM 13932	Hill 300	7km NNW of Charters Towers
EPM 14541	GSQ 171721, Black Jack Footwall	1 km west of processing plant

*The processing plant is at the Black Jack mine site, 9km southwest of centre of Charters Towers.

Geological Mapping

Geological prospecting, and mapping was conducted on *Prices Cattle Ck* (EPM 13931), *GSQ 256698* (EPM 11658) and *Golden Spur* (EPM 13106). A western extension to the Golden Spur was located and mapped. Geological mapping and sampling was conducted at *Golden Dot* also on EPM13106.

Base maps were prepared for the *Golden Spur, Golden Dot, Prices Cattle Ck & GSQ 256698* prospects.

Three-dimensional computer modeling was undertaken of the *E05 (Washington West - Sons of Freedom), C01 (Brilliant West) & C06 (St Patrick)* structures.

Rock Chip Sampling

A total of 30 rock chip samples were collected. The samples were submitted to independent laboratory SGS for assay.

Seven samples were taken on *Prices Cattle Ck* prospect (EPM 13931), seven from the *GSQ 256698* prospect (EPM 11658) and 14 from the *Golden Spur* prospect (EPM 13106). Assays were received for rock chip samples from EPMs 13106, 13932 and 11658. Maximum assays were 3 & 4 g/t from *Prices Cattle Ck* (EPM 13931) and 2 g/t from *Golden Spur West* (EPM 13106). *GSQ 256698* (EPM11658) produced no significant assays.

Seven rock chip samples were collected on EPM13106 *(Golden Dot)*. Assays were received for rock chip samples from *GSQ183687, GSQ197695, Mt Pleasant, & Golden Spur.* The maximum assay was 88 g/t Au from vein material at the *Golden Spur* workings. No significant gold was returned at *Mt Pleasant.*

Gold Ore Research

A draft report on a research project on gold particle sizes and representative sampling was received from the external consultants, Snowden Mining Services. The gold particle size averaged 250 microns, coarser than some previous test work, which indicates that a higher proportion of ore than previously estimated will be amenable to gravity extraction. An upgraded gravity recovery circuit has been budgeted for the processing plant upgrade.

This is a significant project which will enable a larger tonnage of ore to be processed before any capital expenditure is required to increase the more costly processing plant grinding and leaching circuits capacity. This will also reduce the total per-ounce reagent costs in the plant, increasing the profitability of the project.

Safety, Health, Environment and Community

No injuries or work-related illnesses were recorded in the Quarter in relation to overall operations and in particular, the Warrior gold mine development. The Lost Time Injury Frequency Rate for 2005 remains at zero.

There were no reportable environmental incidents. The Chief Operating Officer participated in monthly meetings of the Australian Gold Council's sub-committee for the introduction of the International Cyanide Management Code into Australian mines.

Citigold personnel at Charters Towers form part of the regional Mines Rescue Cooperative based at Charters Towers.

The tailings dam located adjacent to the processing plant south of and outside the City of Charters Towers was routinely inspected during the Quarter by independent engineers Coffey International Ltd as a part of the licensing requirements. The dam was found to have the required freeboard and be in good order.

Chris Towsey
Chief Operating Officer
31 January 2006

Citigold Corporation Limited
ABN 30060397177
PO Box 1909, Milton 4065
19 Lang Parade Milton Qld Australia
Tel +61 7 3870 8000 Fax +61 7 3870 8111
info@citigold.com

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information.

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	31 December 2005

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (6 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(60)	(166)
	(b) development	(1,417)	(1,784)
	(c) production		-
	(d) administration	(361)	(1,064)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	-
1.5	Interest and other costs of finance paid	(243)	(599)
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net Operating Cash Flows	**(1,811)**	**(3,613)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(43)	(43)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(1,854)	(3,656)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,854)	(3,656)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	1,988	3,875
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(21)	(21)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**1,967**	**3,854**
	Net increase (decrease) in cash held	**113**	**198**
1.20	Cash at beginning of quarter/year to date	715	630
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	**828**	**828**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	163
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	10	290

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	1,100
	Total	**1,200**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	828	715
5.2	Deposits at call		-
5.3	Bank overdraft	(300)	(300)
5.4	Other (Held by Third Parties) Term Deposit	300	300
	Total: cash at end of quarter (item 1.22)	**828**	**715**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**498,067,267**	**498,067,267**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**15,070,909**		**12.5 cents**	**12.5 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**		**40 cents**	**40 cents**
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	**13,406,999**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.8	Issued during quarter	**Nil**	**Nil**	*Exercise price*	*Expiry date*
7.9	Exercised during quarter	**Nil**	**Nil**		
7.10	Expired during quarter	**Nil**	**Nil**		
7.11	**Debentures** *(totals only)*	**Nil**	**Nil**		
7.12	**Unsecured notes** *(totals only)*	**Nil**	**Nil**		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 31 January 2006

Print name: Roslynn Shand

Additional Information

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Citigold Corporation
ANNOUNCEMENT

17 January 2006

Notice pursuant to section 708A(5)(e) of the Corporations Act

Notice is given pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("**Act**") that on 17 January 2006, Citigold Corporation Limited ("**Company**") issued 13,430,000 fully paid ordinary shares in the capital of the Company.

The Company gives notice under paragraph (5)(e) of Section 708A of the Act to confirm that:

1. The Company issued the above shares without disclosure to the relevant parties under Part 6D.2 of the Act.
2. As at the date of this notice, the Company has complied with:
   (a) the provisions of Chapter 2M of the Act (as applicable to the Company); and
   (b) Section 674 of the Act.
3. At the date of this notice there is no excluded information (as defined in paragraph (7) of Section 708A of the Act) which is required to be disclosed by the Company.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Thirteen million four hundred and thirty thousand shares 2. Sixty two thousand three hundred and seventy five (62,375) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	1. 11 cents 2. 12.5 (twelve and a half) cents share purchase plan
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
511,559,642	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,406,999 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 17 January 2006

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

12 January 2006

www.citigold.com

Adrian Smythe
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
SYDNEY NSW 2000

By email: Adrian.Smythe@asx.com.au

Dear Adrian

RE: PRICE QUERY

We refer to you letter of 12 January 2006 noting a change in the price and trading volume of shares in Citigold Corporation Limited (the Company). We respond to your queries using your numbering.

1. The Company is not aware of any information concerning the Company that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. This question is not applicable given our response to Question 1.

3. At this time the operating result for the Company for the half year ended 31 December 2005 may or may not vary from the previous half year by more than 15%, although we do not expect that any variation would be unusual for an exploration company.

4. The Company does not have any reason to think that the Company will record any material abnormal or extraordinary items for the half year ended 31 December 2005.

5. The Company does not have any explanation for the price change and increase in volume of trading in the securities of the Company.

6. The Company is in compliance with the listing rules, particularly, listing rule 3.1

Yours sincerely

Roslynn Shand
Company Secretary
Citigold Corporation Limited

Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

Citigold Corporation
ANNOUNCEMENT

www.citigold.com

15 December 2005

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 December 2005. The payment date will be 9 January 2006.

The Convertible Notes will go ex-interest on 21 December 2005.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Based on the average daily A$ gold price for the period 30 September 2005 to date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of 13.76% per annum.

The gold price has reached new highs during the final quarter of 2005 and therefore the enhancer payment to note holders is particularly pleasing for investors.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

NEWSLETTER

www.citigold.com
CITIGOLD corporation

Issue 11 9 December 2005

In this issue:

Citigold Corporation Limited
ACN 060397177
ASX Code "CTO"
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia
Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820
Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE
Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

Citigold's 2005 Annual General Meeting Roundup

On Monday, 28 November, Citigold's Annual General Meeting (AGM) took place at the Christie Centre in the heart of Brisbane's CBD. Shareholders, directors, executive members, staff and guests converged on the city for Citigold's twelfth annual meeting.



Dr Peter Blood, Mr John Foley, and Mr Mark Lynch

For the past eleven years, Citigold's AGM has been held in Sydney. However the 2005 meeting in Brisbane, Queensland proved a success, with approximately sixty shareholders and guests arriving from Charters Towers, Perth, Melbourne, Canberra and Sydney, as well as Brisbane and Gold Coast to attend the AGM.

In attendance were Citigold's directors Mr John Foley, Dr Peter Blood and Mr Mark Lynch, the Company Secretary, Mrs Roslynn Shand, the Chief Operating Officer, Mr Chris Towsey, and General Manager, Engineering, Mr Garry Foord. This yearly event held in Citigold's 'home state', presented the opportunity for Citigold Corporation to showcase its numerous achievements throughout the last financial year and for shareholders to contribute their views on the progress of the company.

However, it was duly noted that there was one significant person absent for the first time this year, Citigold's 'Founding Father', Mr Jim Lynch. In a special tribute, the meeting's Chairman, Mr John Foley, said that he would personally like to, "acknowledge Jim Lynch's vision and passion for Charters Towers and the company's projects."

The event's first presentation was given by Mr Chris Towsey. As the company's Chief Operating Officer, Mr Towsey, an eminent geologist, provided an extensive update on the company's various activities and an overview of the annual report. Mr Towsey covered three main points at the meeting: (a) the company's growth including our key milestones achieved over the past twelve months; (b) share price growth and the subsequent returns to shareholders; and (c) an overview of the director's and executive's remuneration report relative to the overall industry averages.



Mr Chris Towsey

During the 2004 – 2005 financial year, Mr Towsey said that Citigold had set and achieved a number of goals, "most importantly, being the ten-fold growth in the gold resources of the project from one million ounces to ten million ounces." He added, "we have increased the reserves ten-fold as well to 330,000 ounces, which provides us with approximately three years worth of production at 100,000 ounces per year." Along with these achievements, he also outlined how Citigold has successfully doubled its assets for the company from $62 million to $114 million, with net assets for the company currently standing at $106 million in comparison with only $50 million last year. This demonstrates the hard work, vision and dedication of Citigold's directors and staff. The company has overcome some common obstacles and achieved important milestones, representing key highlights of the company's history to date. Mr Towsey stated, "that means we've made significant progress throughout the year positioning the company to finance its projects and ensuring that its future is guaranteed."

Up to 30 June 2005, the current market capitalisation of the company was between $60-$65 million, depending on the share price. Additional features referred to by Mr Towsey in his address included the raising of $5.2 million dollars in capital this year; to further progress with the Warrior mine; a zero injury and environmental incident rate; and cash and receivables at 30 June of $2.95 million dollars. These present key achievements for a company of Citigold's stature and places us in good stead for our collective future.

Mr Towsey also provided an outline of the company's 2005 expenditure report, with such information in his presentation being available on the company's website.

Over the last five years, the share price has increased by sixty-two per cent and as Mr Towsey remarked, "in the same period of the time, the ASX's top two hundred companies index has improved by only forty per cent,". For a more immediate insight into the company's performance and over the last six months in particular, there has been a twenty-three per cent increase in the Citigold share price compared with the ASX top two hundred companies index comprising an increase of only twelve per cent. "Whether you're looking at long-term over five years or short-term over six months, Citigold's share prices have outperformed the ASX top two hundred companies index," said Mr Towsey.

When considering investment returns for shareholders, Citigold's convertible notes averaged a return of 12.3 per cent in this last financial year.

Over the last twelve months, the company's convertible notes (ASX code "CTOG'), whilst currently trading at forty cents, were in most cases when trading occurred, exceeding the forty cent mark with rates as high as forty-two and forty-three cents.

The share purchase plans have given a substantially higher average increase of thirty-six per cent during the last three years and, as Mr Towsey explains, "if you had invested in the share purchase plans over that period of time, you would have obtained a significant return on investments."

Our share price patterns have broadly exhibited very similar trends to other gold mining companies.


Investment returns to
shareholders
• Convertible Notes paid 12.3% pa
Share Purchase Plans
36% over 3.3 years
8% in 2005
prices at 1 July 2005
13

In comparing Citigold's Director and Executives' remuneration with twenty-four resources companies throughout Australia, comprising 122 Director's fees capped at one million dollars, Mr Towsey demonstrated that the salaries for Citigold's directors were average, for the Chief Executive Officer, slightly below average and for the Chief Operating Officer, Head of mine site , Head of exploration and the Company Secretary in the lowest twenty-five percentile, with most of the company's senior officers' salaries in the bottom ten per cent of the industry.

The second presentation by Citigold's General Manager, Engineering, Mr Garry Foord demonstrated how the Warrior mine had made progress over the year with the current position of the decline at 366 metres from the portal, and in good ground.

In order to accelerate production at the site, Citigold has embarked on some equipment purchases during the year including, a twin-boom development drill and an additional truck to assist the cycle times of the decline development.


DECLINE DEVELOPMENT
Planned decline
Annual General Meeting 2005
Garry Foord
4

Warrior planned access decline

Within the next twelve months at the Warrior, Mr Foord said that Citigold will, "be completing the decline, installing some major ventilation, and a second means of egress from the mine as part of our statutory requirement." He added, that in identifying our resource as containing 200,000 tonnes of ore with approximately 40,000 ounces of gold, "we'll also be recommissioning our gold production plant and, producing gold from the mine."

As the Warrior enables Citigold to obtain "a lot more ounces per linear metre of stoping" than perhaps other less wide resources, the current plan is to produce gold at the Warrior for A$380 per ounce based on previous costs at Charters Towers. It is expected that the Warrior will produce 40,000 ounces of gold per year when the mine is at its full scale production level.

Whilst outlining a detailed plan for gold production at the Warrior next year, Mr Foord said that with planning, hard work, examination and preparation, we are positioning ourselves well for gold production in the mine. With the first pour of gold from the Warrior mine scheduled for June 2006, "we're looking forward to the next year at the Warrior gold mine."


800
810
820

The above graph represents the Warrior Gold Mine mining block diagram
Legend:
Blue = tonnes
Orange = grams per tonne
Black = number of ounces
Brown = width
Green = $ dollar value

The final presentation by Citigold's Managing Director, Mr Mark Lynch, provided shareholders with an overview of his future strategic direction for the company. He affirmed, "2005 was a good year for Citigold and 2006 is going to be an even better year, which will include gold production at the Warrior mine." With such a strong and solid foundation for strategic planning Citigold has the potential to become a corporation with a $1 billion market capitalisation.

"We have the ability, we have the assets, we have the mindset and determination," he said. Our high-grade gold resource will underpin the long-term sustainable value for Citigold shareholders," Mr Lynch said.

With a ten million ounce gold resource, Mr Lynch said this places us as the fourth largest Australian owned gold resource and Queensland's largest. "We have also doubled the company's assets". "Citigold has achieved much in 2005 and we have a very bright future, indeed," he outlined.

Mr Lynch explained that Citigold has used economical and efficient expenditure methods over the course of developing our project. "Funding of the project will be done in a way that adds true value to the company and all its shareholders. This includes shareholders who have been with us for many years and those who have recently joined. I personally have an interest to fund the project in a form that benefits all shareholders," he said.

According to Mr Lynch, the development of the project currently includes four mines. As the 10 million ounce gold resource is only confined within some of the overall two hundred square kilometre area, this represents only part of our greater potential.

"So the possible indicated value from this is that the tenements are worth substantially more." In closing, Mr Lynch expressed his confidence that, "we have a fantastic gold deposit, and it will be realised to the benefit of the shareholders."

Moving on to the formal business of the annual meeting, three resolutions were considered.



Citigold shareholders at the 2005 Annual General Meeting

The first resolution concerned the re-election of Mr John Foley and this was passed on a show of hands. Mr Foley was initially appointed as a director of the company on 2 July 1993 and has over thirty years of experience in the gold mining industry. His ultimate goal is to "establish Citigold as a major gold producer."

Resolution two concerned shareholder authorisation to issue fifty million ordinary shares and this was passed on a show of hands.

Resolution three concerned the approval of the remuneration report which was passed on a show of hands.

Additionally, all the resolutions had proxy support with over 90 per cent in favour of the resolutions from the total proxies received.

In closing the meeting, the Chairman, Mr John Foley thanked his fellow directors and company staff for their hard work and dedication throughout 2005. He also expressed his thanks to shareholders for their continued support and loyalty.

Citigold has always had good attendance at its Annual General Meetings and actively encourages shareholder feedback.

Warrior Update



Citigold's recent haul truck

This month at Citigold we have embarked on a number of tasks. As mentioned in last month's Warrior Update, Citigold was focusing on updating the access decline design to enable higher grade areas to take precedence over other areas in the mining phase.

Since November, Citigold has, with the expertise of its leading geologists, commenced its strategic verification work on this process in preparation for maximising final gold production results. "As part of the requisite preparation work, we often revise the plans when information comes in or a decision is made about the best and most beneficial way to do things," says Citigold's General Manager, Engineering, Mr Garry Foord. This design stage is progressing well.

In an effort to maintain low operating costs, prior to the launch of the Warrior's development, Citigold had conducted major research into the various mining options available. We have consequently elected to work on the decline method rather than other techniques such as an open pit or a vertical shaft. Mr Foord says, "we always do these comparisons to work out which is the best method." The major disadvantage of working with an open pit is that, "to progress at the necessary depth, not only are the gold ore bodies to be mined, but an open pit additionally requires mining to be conducted on a lot of barren rock that intrinsically has no value," Mr Foord explains.

"As the Warrior ore is located at a significantly deeper level than most open pit mines, Citigold's experts have concluded that the decline is decidedly the best method to adopt for our purposes." A vertical shaft, on the other hand, whilst it has the potential to be beneficial for the process of hauling rock, is actually a more costly production involving the additional purchase of equipment such as a winder and a head frame. Mr Foord says that ultimately, "due to these reasons we've selected the decline.

As a result, this presents the underground mining and the decline access as the lowest total cost option, with the critical benefit resulting in reduced costs for Citigold shareholders."

During this past month we have made some progress with the Warrior's current decline reaching a total of 366 metres from the portal and continuing on a single shift basis.

We are also presently in the process of upgrading our computer equipment and systems, which will facilitate improved data management at the site.

Furthermore, we have completed some additional work at the Warrior by implementing the third truck bay in the decline, which will maximise further access for the loading of ore.

Finally, Mr Foord reports that at its current rate the Warrior gold mine is progressing with production levels scheduled to produce gold resources at a rate of 40,000 ounces per annum, equivalent to approximately 3300 ounces per month, over an expected mine life of ten years.

Citigold's Overseas Gold Marketer



Mr Manan Desai

He may be oceans away from Citigold's headquarters in Brisbane, Australia, however Citigold's overseas gold marketing expert, Mr Manan Desai, is making waves on Australia's shores.

As the Chief Operating Officer, Middle East and Indian Subcontinent, Mr Desai has a vast and remarkable marketing background in the gold, diamond and trade industries. He has accumulated a wealth of knowledge and expertise during his twenty-four years of professional experience throughout the Middle East, Europe and Africa.

The United Arab Emirates' has close proximity to India, and is the largest consumer of gold worldwide. Dubai is considered the largest mover of physical gold in the world. Setting up an office in Dubai always made perfect sense, offering a highly lucrative business environment for conducting trade. Working from Citigold's international office located in the hub of the Gold & Diamond Park in the "City of Gold", Mr Desai is certainly well versed in all aspects of gold and marketing and has, throughout the years, emerged as a prominent leader amongst his colleagues.

He has previously worked as part of a large team comprising the World Gold Council which, "created and formed the Dubai Gold & Jewellery Group, an association of over four hundred jewellery retailers in Dubai." As a manager of the Gold & Diamond Park, he formerly established the jewellery manufacturing sector into an organised single facility consisting of over one hundred and eighteen manufacturing units including, assayers, refinery, gold and diamond jewellery manufacturers, with over forty different retailers, promoting their products to local and tourist populations.



Citigold's Dubai Office

However, it is perhaps his roles and responsibilities at Citigold's Middle East and Indian Sub continent, which have demonstrated his expertise in marketing and in making valuable contacts with external agents and corporations.

Mr Desai has, from the beginning, had his sights set on, "securing Citigold's recognition, awareness and credibility in the Middle East region and India as Australia's richest major goldfield." His work has been central to Citigold's stature and positioning in the international arena, and his unwavering focus is on, "creating an identity and giving shape to a distinct brand image for Citigold, with the ultimate aim of significantly increasing our shareholder base."

During his short time with the company, Mr Desai's expertise has already enabled him to single-handedly strengthen key contacts with some of the United Arab Emirates and Indian transnational corporations, linking the company with the region's heads of industries and its largest consumers of gold.

But perhaps his greatest achievement is his allegiance work with India's burgeoning Bollywood film industry. Taking the initiative to approach the producers of India's largest and most powerful television and media company, Zee Telefilms, with the notion that, "Citigold believes in awarding excellence in gold," Mr Desai was at the forefront of successfully securing a major deal with Zee Films through sponsoring the Zee Cine Awards in Dubai. These awards are a highly regarded and prestigious ceremony that in India and Dubai equals that of Hollywood's Academy Awards. Through producing and supplying custom manufactured trophies incorporating 24 carat gold at the event – a historical first - and gaining unparalleled exposure to millions of viewers and potential investors, this milestone propelled Citigold into the prime media spotlight. It is thanks to Mr Desai's initial strategic foresight followed with hard work that has resulted in this achievement.

According to Mr Desai , Australia's Consul General to the UAE, a guest of honour at the event, remarked that no other Australian company has received such recognition in such a short timeframe as Citigold.

Having originally emerged from the heart of Central India's Gujari business community, gold has always been in Mr Desai's blood.



Holding a Diploma in Commerce, and a Master of Business Administration majoring in marketing from India and the United Kingdom, and earning the Maratha Chamber of Commerce Award as the Youngest Entrepreneur Exporter from the Government of India amongst his list of credentials, Mr Desai's career began in his role as a young merchant exporter in India. But wanting to experience more, his trade ambitions took him further afield.

While highlighting his experiences so far, Mr Desai says working with Citigold "has provided me with job satisfaction, prestige, and honour along with team support in working towards achieving our goal of extracting gold from our mines and producing it into a world-class brand." But while he says this, perhaps it is his closing words expressing his underlying belief that "gold is the perfect investment, Citigold is the perfect partner," that spurs him further towards achieving excellence.

Charters Towers Stock Exchange

Have you wondered about the history of gold's significance in the mining town of Charters Towers? Heard of the historical Charters Towers Stock Exchange but aren't sure exactly how it was established and became a thriving epicentre of vast economic growth?

As part of this month's *Did You Know* column, we take an in-depth look at the historical development of one of Queensland's most significant and vital institutions during its early phases of settlement – the Charters Towers Stock Exchange.

We talked with Citigold's Senior Site Executive, Mr John Lynch, at Charters Towers, and stepped back in time to discover the history of the Stock Exchange. For over 10 years John was Chairman of the Charters Towers Branch of the National Trust of Queensland, who own the actual Stock Exchange Building.



The Stock Exchange in the late nineteenth

Following from last month's coverage of the initial discovery and history of the development of mining at Charters Towers in the article 'Historical Mining Methods at Charters Towers', this month we continue with this theme by uncovering the city's most prominent and perhaps emblematic institution of its heyday. In doing so, we discuss a vital component of the area's history which continues to shape the historic character of the notable township in the twenty-first century.

Today, Charters Towers, located in far-north Queensland, is well known as one of the state's few regional towns animated with its original Victorian-style heritage.

Housing more heritage-listed establishments than any other town or city in the northern state and with grand buildings such as the Stock Exchange Arcade, the Post Office, and the Bank of Commerce to name but a few, as currently listed by the National Trust of Queensland, Charters Towers' aesthetic streetscape is largely dominated by nineteenth century-old buildings constructed with exquisite European-inspired architecture. To this day, they showcase the opulence of the golden settlement era as a symbolic representation of the influence and wealth of gold in the area.

But what significance did the Charters Towers Stock Exchange hold in the nineteenth century? And what did this mean in terms of gold production and wealth for its investors?

In approximately 1886, samples of ore bodies were extracted straight from the rich Charters Towers gold fields, and shipped across the other side of the world, to the Colonial and Indian Exhibition in London. Daily demonstrations of ore crushing showcased the Queensland metal as a solid and lucrative investment

This was accelerated with the publishing of a prospectus in *The Times* newspaper in London dated 30 October of the same year, inviting investors to purchase up to sixty thousand shares at one pound per share. In doing so, this attracted floods of overseas investors and entrepreneurs to invest in the prosperous resources of the district. According to Mr Lynch, such international interest presented the future development of Charters Towers' gold mines with total investments comprising a staggering thirty-five million pounds, equivalent to approximately A$350 million in today's dollars, and establishing Charters Towers as Australia's

premier and an internationally noted goldfield for a number of years.

According to Mr Lynch, the Charters Towers Stock Exchange Arcade was built in 1888 by Sydney architect, Mr Mark Cooper Day, on behalf of early settler and site owner, Mr Alexander Malcolm. Known then as the Royal Arcade, the building, one of the state's earliest arcades, housed various shops and offices. Situated in the heart of the burgeoning activity of the local population, it was considered as the town's major shopping precinct.

However, it was not long before the Royal Arcade's business started to slow down and eventually ground to a halt. Constructed predominantly from timber, the physical building itself soon became unfit for trade and, within a mere two years from its original establishment, was deemed as financially unviable, and leading to its consequential closure.

The initial discovery of gold in the greater Charters Towers area was followed by the peak mass migration of thirty thousand miners and investors together with their international investments from various corners of the globe converging on Queensland's "most important gold field." They were seeking a piece of the enormous fortune during the height of one of Australia's major historical gold rushes of the early era, due to the extraordinary amounts of gold discovered and the consequent enormous wealth generated from the local mines.

By 1890 local stock brokers took possession of the Royal Arcade property, and re-established the building as a central hub for gold-mining investment and trade purposes. This renewed interest heralded the formative stages of what came to be known as the headquarters of the Charters Towers Stock Exchange. As Mr Lynch says, "They [the stock brokers] themselves took possession and they identified raising funds for these mines as a considerable concern, and in recognising this,



Inside view of the Stock Exchange Arcade today

they realised they needed a stock exchange, so they floated the Charters Towers Stock Exchange as such with the appropriate government licenses. The new premises enabled the directors of the exchange to meet regularly, and in establishing an assay office on the property, they were also able to assay the local gold."

In comparison to this, Mr Lynch adds, "Gympie had a stock exchange as well, but it didn't continue for any length of time, whereas Charters Towers did … the Charters Towers Stock Exchange exceeded Gympie in production and wealth." Although the Charters Towers Stock Exchange was incomparable to the world-renowned Wall Street exchange, it boasted as one of only two regional stock exchanges situated outside a major capital city - both located on goldfields - and as the singular exchange which consistently held three calls per day – morning, afternoon, and midnight - for the posting of share prices. "They had a call at midnight that used to match the New York Stock Exchange. There were other exchanges in Kalgoorlie and Gympie which had only two calls per day instead."

So why exactly was the Charters Towers exchange more successful than the others? Mr Lynch says that the factors which motivated the longevity of the Charters Towers exchange at the time were due to "the wealth of the field, and the commitment of the people behind the exchange … they made it more professional, invested money into it, and consequently gained more exposure."

As Mr Lynch explains the stock brokers had committed themselves to generating as much public interest as possible. "They used to call Friday night 'People's Night' and they opened the floor of the exchange to the public, enabling the public to be physically present while the trading of shares took place," he says. "At the time, that was unheard of and wasn't conducted anywhere else."

So what sort of wealth was generated in the field? According to Mr Lynch, the amount of wealth was "mind blowing." He says that "a lot of the share brokerage was conducted by the different share brokers and bullion merchants around town. You could buy a share for ten shillings, and during the boom period, that initial ten shilling investment would return ten pounds within only five short years. It was a considerable return," he explains. With a

population exceeding some twenty-five thousand, the gold fields reached their gold production peak in approximately 1899. Throughout its life-span from 1872 to 1912, it has been estimated that gold production from the Charters Towers mines produced in excess of 6.6 million ounces of gold worth more than $4 billion today, representing the largest gold producing field in Queensland, and comprising thirty-six per cent of the state's total gold production.

At the time, whilst the town's mining wealth and resources successfully lured thousands of workers from diverse regions throughout the globe including, England, China, Germany, Ireland, and Scotland amongst many others, and calling the region their home, the greater Charters Towers area, a self-sufficient cosmopolitan town with sports, arts, and music facilities, was popularly dubbed as 'The World.' A multicultural melting pot with vast and unparalleled lifestyle, world-class facilities, and a thriving social and communal energy, was as Mr Lynch describes, considered, "the hub of society in the north back at the turn of the nineteenth century." He continues, "they [the multicultural population] were the hub of life - they were it, Charters Towers at that time had it all."

For quite some time the Charters Towers Exchange operated as a major success. However, with the labour demands of World War I, followed by the instigation of The Depression years, a lack of capital and a reduced populace, the town's mining activity dwindled dramatically, and the Exchange finally closed its doors to the public in 1916. As Mr Lynch says, consequently, "the building was sold to locals and was used for a considerable number of years as a boarding house. The town was dying and the building was deteriorating continuously until the late 1960s."

Facing disrepair and grave demolition plans by the local council, the former Royal Arcade was next in line to be destroyed permanently. However, thanks to the generosity and considerable efforts of a man named Mr Don Roderick together with a number of concerned locals forming a coalition lobbying for the building's preservation, in obtaining government grants they successfully began work on the four-year restoration program that injected life back in to the establishment. It was also this same coalition that had, in the process, made history in forming the first branch of the National Trust of Queensland situated outside of Brisbane.

Having been in possession of the National Trust of Queensland for the last thirty years, the Stock Exchange Arcade has been restored back to its former grandeur.



Front view of the Stock Exchange Arcade today

Today, the Arcade building stands as a testament to the golden era of its original development, and is now reinstated as a retail shopping precinct comprising a range of boutique-style specialty shops including, a beauty salon, hairdresser, gift shop, café, local MP's office, as well as a museum and assay room housing historical mining artefacts.

The two-storey glass-roofed grand masonry building of considerable stature, with its new floor tiles derived from the same factory in England of one hundred years prior, coupled with its original wrought iron beams supporting the ceiling and as forming part of the fabric of the building, still has its original splendour, and stands today as a highlight of the main street in Charters Towers.

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Newsletter written by:-
Michelle Yan for Citigold Corporation.

www.citigold.com

CITIGOLD
corporation

ACN 060 397 177

Financial report for the half-year ended 31 December 2005

Financial report for the half-year ended 31 December 2005

DIRECTORS' REPORT

The Directors of Citigold Corporation Limited submit herewith the financial report for the half year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the half year are:

Mr J J Foley
Dr P B Blood
Mr M J Lynch

REVIEW OF OPERATIONS

Citigold's Assets

Citigold Corporation controls Queensland's largest and highest grade major gold deposit of 10 million ounces of gold, comprising Inferred Mineral Resources of 23 million tonnes at 14 g/t gold. The assessment and quantification of Citigold's gold Mineral Resources and Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield.

The assessment of the gold resources at Charters Towers confirmed that Citigold's drilling data base matches the historic high gold grades that produced 6.6 million ounces of gold.

Citigold's assets include a gold processing plant and tailings dam capable of handling 340,000 tonnes per year. Underground mining equipment has been acquired, including a twin-boom drill rig, haul trucks and loaders. Four mines are planned to be developed, taking production to 250,000 ounces per year over a five year period.

The overall Charters Towers Gold Project assets have been independently valued at $114 million.

Mineral Resources and Ore Reserves

Following the announcement of Citigold's 10 million ounce gold Inferred Mineral Resource report in May 2005, Citigold released its "Report on the Indicated Mineral Resources and Probable Ore Reserves for the Charters Towers Gold Project" in August 2005.

The total Probable Ore Reserves for the overall Charters Towers project are 800,000 tonnes at 13 g/t Au containing 330,000 ounces of gold at 7 g/t Au cut-off, rounded to two significant figures.

The Probable Ore Reserves of the Charters Towers project were derived from total Indicated Mineral Resources of 740,000 tonnes at 15 g/t Au containing 370,000 ounces of gold at a cut-off of 7 g/t Au, rounded to two significant figures.

The Indicated Mineral Resources and Probable Ore Reserves are contained within the current overall 10 million ounce gold Inferred Mineral Resource (23 million tonnes at 14 g/t Au).

There are seven ore bodies in the Probable Ore Reserves. The reserves provide at least three (3) years production for the proposed Sunburst Mine. The tonnage estimates are regarded by Citigold as the minimum expected, and may be up to 40% higher. The tonnage is deliberately conservative to be prudent at this stage of the project.

The 64 page report was released to the market on 22 August 2005. The report was compiled in accordance with, and complies with, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (The JORC Code).

Citigold's Assets Increase

An independent valuation of Citigold Corporation's non-current assets was completed, with the overall value of the Charters Towers Gold Project increasing to $114 million as at 30 June 2005.

This is an increase of $56 million since 2004. Since formation of the company, Citigold has undertaken extensive exploration, research and development of the Charters Towers goldfield. This required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, building the gold processing plant and tailings dam and obtaining the necessary environmental and operating permits.

This investment is now represented in the net assets of the company of $106 million at 30 June 2005, compared to $50 million in 2004.

The full detailed reports are on Citigold's web site at - www.citigold.com - then <click>Reports<click>Research Reports and are recommended reading for shareholders, investors and analysts.

Warrior Gold Mine

The Warrior gold mine is the first mine being developed under the Gold Production Plan. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life.

The development time for gold production at Warrior has lengthened considerably since commencement of works. This rescheduling has been in keeping with development funding applied to the project at a particular time. Despite slower progress to date the project remains on target to be profitable and within overall budget.

At present the mine is working one shift per day and we are currently resourcing the mine to move onto a 3 shift basis and accelerate the rate of development.

A new underground exposure of three hanging wall splays on the shallow part of the Sons of Freedom reef (part of the main Warrior reef system) was intersected in the decline during the Quarter. The reef is exposed between 368m and 400m from the portal. This exposure was predicted by geological interpretation and confirms the validity of the geological model. As expected the veinlets are sub economic and were not a part of the mine plan. The sulphide mineralisation is present and is typical of the Charters Towers style of mineralisation. Further drilling, driving and sampling will follow to analyse the deeper section of the structure in this location.

The decline is progressing towards its defined resource target on the main Warrior reef system located 110 metres below surface.

The Warrior Gold mine is planned to produce gold at the rate of 40,000 ozs per year.

Due to the large size of the surrounding structure, the production profile of this mine could grow over the years into a long life mining operation. The Warrior structure is two kilometres long and the Inferred Mineral Resource at Warrior is 2 million tonnes @ 13.5 g/t gold containing 840,000 ounces. The Warrior gold structure, which includes the Warrior East (current mining) and Warrior West deposits, is sub parallel to the five kilometre long City lodes and has a similar dip to the north. These similarities support the potential for the long life multiple mining operations planned by Citigold at Charters Towers.

Regional Exploration

The ongoing successful exploration by the company's geologists continues to confirm the magnitude of the rich goldfield and the extent of gold mineralisation. Citigold's mineral tenements at Charters Towers cover an area of about 200 square kilometres. The mineral tenements are comprised principally of Mining Leases

and Mineral Development Licences, however Citigold also holds several Exploration Permits (EPM). The central goldfield contains the 10 million ounce gold deposit identified by Citigold. The EPM's cover more than 100 square kilometres of lands outside the central goldfield.

Citigold continues to have an active 'grass roots' exploration program on these EPM's properties with the potential to locate a major discovery and or several commercial size satellite gold deposits. Over the last few years we have identified over 160 quality prospects that warrant further follow up. All these areas have returned significant rock chip gold values from surface outcrops, or have old workings present.

The following areas were explored during the half year:

Exploration Permit Number	Prospect Name	Location
EPM 10593	Santiago South	1km east of processing plant
EPM 11067	Cumberland	2.5km SE of processing plant
EPM 13106	GSQ 183687, Golden Spur, Golden Dot GSQ 197695 extensions	3km south of processing plant
EPM 13182	Millchester	3km east of Charters Towers
EPM 13453	GSQ 229700	5km SE of processing plant
EPM 13931	Mt Pleasant, GSQ 142612	10km SSW of processing plant
EPM 13932	Hill 300	7km NNW of Charters Towers
EPM 14541	GSQ 171721, Black Jack Footwall	1 km west of processing plant

* The processing plant is at the Black Jack mine site, 9km southwest of centre of Charters Towers.

Geological Mapping

Geological prospecting, and mapping was conducted on *Prices Cattle Ck* (EPM 13931), *GSQ 256698* (EPM 11658) and *Golden Spur* (EPM 13106). A western extension to the Golden Spur was located and mapped. Geological mapping and sampling was conducted at *Golden Dot* also on EPM13106.

Base maps were prepared for the *Golden Spur, Golden Dot, Prices Cattle Ck & GSQ 256698* prospects. Three-dimensional computer modeling was undertaken of the *E05 (Washington West - Sons of Freedom), C01 (Brilliant West) & C06 (St Patrick)* structures.

Rock Chip Sampling

A total of 30 rock chip samples were collected. The samples were submitted to independent laboratory SGS for assay.

Seven samples were taken on *Prices Cattle Ck* prospect (EPM 13931), seven from the *GSQ 256698* prospect (EPM 11658) and 14 from the *Golden Spur* prospect (EPM 13106). Assays were received for rock chip samples from EPMs 13106, 13932 and 11658. Maximum assays were 3 & 4 g/t from *Prices Cattle Ck* (EPM 13931) and 2 g/t from *Golden Spur West* (EPM 13106). *GSQ 256698* (EPM11658) produced no significant assays.

Seven rock chip samples were collected on EPM13106 *(Golden Dot)*. Assays were received for rock chip samples from *GSQ183687, GSQ197695, Mt Pleasant, & Golden Spur.* The maximum assay was 88 g/t Au from vein material at the *Golden Spur* workings. No significant gold was returned at *Mt Pleasant.*

Gold Ore Research

A draft report on a research project on gold particle sizes and representative sampling was received from the external consultants, Snowden Mining Services. The gold particle size averaged 250 microns, coarser than some previous test work, which indicates that a higher proportion of ore than previously estimated will be amenable to gravity extraction. An upgraded gravity recovery circuit has been budgeted for the processing plant upgrade.

This is a significant project which will enable a larger tonnage of ore to be processed before any capital expenditure is required to increase the more costly processing plant grinding and leaching circuits capacity. This will also reduce the total per-ounce reagent costs in the plant, increasing the profitability of the project.

Gold Production Plan

The Gold Production Plan (GPP) outlines the strategy which the company proposes to adopt to take profitable gold production to 250,000 ounces per year over a five-year exploration, development and production period and to maintain this production level for 30 years, to produce a minimum of 6.8 million ounces of gold.

The GPP developed by Citigold's technical team is based on known gold Mineral Resources, 147 km of drilling and historically-proven payabilities.

Successful implementation of the Gold Production Plan may make Citigold one of the world's 20 largest, listed gold producers.

Financial Statements

The Financial Statements of Citigold Corporation for the half year ended 31 December 2005 are included in this report.

Since formation of the company, Citigold has undertaken extensive exploration, research and development of the rich Charters Towers goldfield. This required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, build the processing plant and tailings dam and obtain the necessary environmental and operating permits.

This investment is now represented in the consolidated net assets of the Citigold group. The Non Current Assets of Citigold Corporation were reviewed by independent consulting mining engineers and their value has now been substantially upgraded, resulting in an increase in the overall value of the Charters Towers Gold Project to $114 million.

Since formation, Citigold has raised an average of approximately $3 - $5 million annually in equity capital to fund development.

The Gold Production Plan schedules that at full capacity, the Charters Towers project will have annual operating surpluses that will continue for many years. During this period, considerable returns on the investment made are expected.

Currently, the selling price of refined gold is particularly buoyant and showing signs of increased gains in the longer term. This positive outlook, indicating profitability for gold producers, may also be reflected in the expectations of exploration and development companies.

Term Loan

Since 31 December 2005, the amount of $1 million has been repaid on the long standing $7.5 million term loan. The current outstanding principal as at the date of this directors' report is $6.5 million. It is expected that this balance will continue to be reduced through 2006.

Convertible Notes

The Convertible Notes (Notes) issued by Citigold and listed on the Australian Stock Exchange (ASX) code 'CTOG' continue to be a profitable investment for investors. The Notes issued at 40c continue to trade above their 40c issue price and pay a superior interest rate.

The Notes pay a minimum 12% p.a. interest rate, plus a bonus, and investors receive a cheque each quarter from Citigold. The term of the Notes runs to March 2007 when the investor can choose to convert into Citigold ordinary shares or have the 40c issue price repaid in full.

With the bonus interest rate linked to the A$ gold price, investors continue to receive above the 12% base rate. The record date for the seventh interest payment was 29 December, 2005 and payments were sent to note holders in early January. The interest rate return for note holders increased to nearly 14.1% due to the average Australian gold price for the quarter being above AUD $650 per ounce.

Citigold believes that the strength in the gold price will continue and note holders can look forward to receiving bonus interest in subsequent quarters.

The notes trade on the Australian Stock Exchange under the code of 'CTOG'.

Shareholder Relations

Shareholders of Citigold Corporation continued to show their support for the company. Our shareholder base has continued to grow with the company now having 6,670 shareholders in Australia and overseas.

Newsletter – The company continued its publication of a monthly electronic newsletter. The newsletter continues to be well received and provides a user friendly and informative commentary on various parts of Citigold's business. We will continue to communicate with our shareholders and encourage shareholders to visit the mine site at Charters Towers. Shareholders who visit the mine site gain a good appreciation of our gold operations and are impressed with the staff, the quality and quantity of work that has been undertaken.

Brilliant Gold Reef Project (BGRP)

Citigold is currently maintaining the Project and all the associated costs.

The company is reviewing the ways to optimise the structure of the BGRP in order to advance the project and ensure the most reasonable outcome is achieved for all parties.

International Office

Citigold has developed a dynamic international gold strategy to be implemented over the next few years. The company's initiative in establishing a presence in Dubai, UAE has been beneficial in increasing awareness of Citigold in the region. The office has initiated several joint venture discussions. Citigold is seeking joint ventures that are in a form that is expected to add value to Citigold and its shareholders. It is a matter of doing the right deal where both joint venture parties benefit.

Further progress was made in discussions with a preferred joint venture partner to develop the Charters Towers goldfield. Funding negotiations have been under consideration for some time and are centred around the initial development of the Warrior and Sunburst mines to an annual combined production rate of at least 100,000 ounces of gold per annum.

Citigold is currently negotiating with an investment group that has the capacity to provide the funding required to achieve the 100,000 ounce gold output.

Corporate Governance

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the consolidated entity is properly managed.

The Board continues to support the Principles of Good Corporate Governance and Best Practice Recommendations published by the Australian Stock Exchange ('ASX') Corporate Governance Council in March 2003. The Board has reviewed the recommendations and in many cases, the Company has in place policies and practices that are generally consistent with those set out in the recommendations. In the limited circumstances where the Company's corporate governance practices do not correlate with the recommendations, the Company does not consider that the practices are appropriate for the Company due to the size of the Company or its Board. The following is structured with reference to the 10 principles contained in the ASX Corporate Governance Council's publication.

Principle 1:	Lay solid foundations for the management and oversight
Principle 2:	Structure the Board to add value
Principal 3:	Promote ethical and responsible decision making
Principal 4:	Safeguard integrity in financial reporting
Principal 5:	Make timely and balanced disclosure
Principal 6:	Respect the rights of shareholders
Principal 7:	Recognise and manage risk
Principal 8:	Encourage enhanced performance
Principle 9:	Remunerate fairly and responsibly
Principle 10:	Recognise the legitimate interests of stakeholders.

Safety, Health, Environment and Community

No injuries or work-related illnesses were recorded in the half year to 31 December 2005 in relation to overall operations and in particular, the Warrior gold mine development. The Lost Time Injury Frequency Rate for 2005 remains at zero.

There were no reportable environmental incidents. The Chief Operating Officer participated in monthly meetings of the Australian Gold Council's sub-committee for the introduction of the International Cyanide Management Code into Australian mines.

Citigold personnel at Charters Towers form part of the regional Mines Rescue Cooperative based at Charters Towers.

The tailings dam located adjacent to the processing plant south of and outside the City of Charters Towers was routinely inspected during the Quarter by independent engineers Coffey International Ltd as a part of the licensing requirements. The dam was found to have the required freeboard and be in good order.

The company continues to support local community and charity groups with donations of both personnel time and money.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

Auditor's independence declaration

Nexia Court & Co are the auditors of Citigold Corporation Limited. The auditor's independence declaration is set out below and forms part of the directors' report for the half year ended 31 December 2005.

Auditor's independence declaration under Section 307C of the Corporations Act 2001

To the Directors of Citigold Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of the half year ended 31 December 2005 there have been:

- No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- No contraventions of any applicable code of professional conduct in relation to the audit.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants
Sydney
15 March 2006

Stuart H Cameron
Partner

Signed in accordance with a resolution of the directors

J J Foley
Chairman

15 March 2006

M J Lynch
Director

Directors' Declaration

The Directors declare that:

(a) in the director's opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity for the half year ended 31 December 2005.

Signed in accordance with a resolution of the directors.

J J Foley
Chairman

M J Lynch
Director

15 March 2006

Consolidated income statement for the half-year ended 31 December 2005

	Consolidated		
	Half-year ended 31 December 2005 $	Half-year ended 31 December 2004 $	Year ended 30 June 2005 $
Revenue	-	-	-
Other income	39,573	40,241	67,812
Employee benefits expense	(511,090)	(540,462)	(733,830)
Depreciation and amortisation expense	(439,133)	(389,619)	(831,531)
Finance costs	(485,577)	(230,262)	(905,540)
Impairment of non-current assets	-	-	-
Consulting expense	(5,539)	-	(248,545)
Diminution in Value of Investments	-	(1,049,986)	-
Loss on sale of non-current assets	-	-	(2,350,273)
Other expenses	(558,165)	(812,063)	(907,192)
Profit/(Loss) before income tax expense	**(1,959,931)**	**(2,982,151)**	**(5,909,099)**
Income tax expense	-	-	-
Profit/(Loss) after tax from operations	**(1,959,931)**	**(2,982,151)**	**(5,909,099)**
Profit/(Loss) attributable to minority interest	(37)	-	-
Profit/(Loss) attributable to members of the parent entity	**(1,959,894)**	**(2,982,151)**	**(5,909,099)**

Earnings per share:			
Basic (cents per share)	(0.40) Cents	(0.44) Cents	(1.32) Cents
Diluted (cents per share)	(0.39) Cents	(0.42) Cents	(1.28) Cents

Notes to the financial statements are included on pages 14-21.

Consolidated balance sheet as at 31 December 2005

	Consolidated		
	As at 31 December 2005 $	As at 31 December 2004 $	As at 30 June 2005 $
Current assets			
Cash and cash equivalents	855,025	1,087,014	631,511
Receivables	2,290,000	187,252	2,324,863
Other financial assets	-	4,147,621	-
Inventories	431,078	431,078	438,805
Current tax assets	73,385	-	-
Other	117,915	-	-
Total current assets	**3,767,403**	**5,852,965**	**3,395,179**
Non-current assets			
Property, plant and equipment	115,293,947	55,726,951	113,940,383
Other	509,257	504,257	509,257
Total non-current assets	**115,803,204**	**56,231,208**	**114,449,640**
Total assets	**119,570,607**	**62,084,173**	**117,844,819**
Current liabilities			
Payables	586,637	809,860	1,596,814
Interest bearing liabilities	7,888,850	7,490,514	7,830,084
Current tax liabilities	83,249	-	-
Provisions	278,167	275,897	178,388
Other	155,490	-	-
Total current liabilities	**8,992,393**	**8,576,271**	**9,605,286**
Non-current liabilities			
Interest bearing liabilities	1,663,583	11,316	1,684,512
Provisions	505,304	526,257	564,913
Total non-current liabilities	**2,168,887**	**537,573**	**2,249,425**
Total liabilities	**11,161,281**	**9,113,844**	**11,854,711**
Net assets	**108,409,326**	**52,970,329**	**105,990,108**
Equity			
Issued capital	78,050,540	72,790,591	73,671,389
Reserves	69,384,254	12,596,254	69,384,254
Accumulated Losses	(39,094,945)	(32,416,516)	(37,135,014)
Parent entity interest	**108,339,849**	**52,970,329**	**105,920,629**
Minority interest	69,477	-	69,479
Total equity	**108,409,326**	**52,970,329**	**105,990,108**

Notes to the financial statements are included on pages 14-21.

Consolidated statement of Changes in Equity for the half-year ended 31 December 2005

	Consolidated		
	Half-year ended 31 December 2005 $	**Half-year ended 31 December 2004 $**	**Year ended 30 June 2005 $**
Profit/(Loss) for the period	**(1,959,931)**	**(2,982,151)**	**(5,909,099)**
Net income recognised directly in equity	-	-	-
Profit/(Loss) for the period	**(1,959,931)**	**(2,982,151)**	**(5,909,099)**
Total recognised income and expense for the period Attributable to:			
Equity holders of the parent	(1,959,894)	(2,982,151)	(5,909,099)
Minority interest	(37)	-	-
Total equity opening balance	**105,920,629**	**49,760,355**	**49,760,355**
Profit for the period	(1,959,931)	(2,982,151)	(5,908,668)
Convertible Notes	-	1,663,583	-
Reserve	-	120,812	56,788,000
Contributions of equity, net of transaction costs	4,379,151	4,407,730	5,280,942
Total equity closing balance	**108,339,849**	**52,970,329**	**105,920,629**

Notes to the financial statements are included on pages 14-21.

Consolidated cash flow statement for the half-year ended 31 December 2005

	Consolidated		
	Half-year ended 31 December 2005 $	Half-year ended 31 December 2004 $	Year ended 30 June 2005 $
Cash flows from operating activities			
Receipts from customers	29,456	29,987	46,868
Payments to suppliers and employees	(1,220,654)	(852,866)	(4,761,741)
Interest and other costs of finance paid	(474,049)	(215,405)	(905,540)
Income tax paid	33,733		-
Net cash provided by/(used in) operating activities	**(1,631,514)**	**(1,038,284)**	**(5,620,413)**
Cash flows from investing activities			
Proceeds on sale of investment securities	-	-	3,201,989
Interest received	6,117	10,254	20,945
Payment for property, plant and equipment	(117,888)	-	(202,145)
Development costs paid	(1,946,583)	(1,056,438)	(2,470,783)
Net cash provided by/(used in) investing activities	**(2,058,354)**	**(1,046,184)**	**550,006**
Cash flows from financing activities			
Proceeds from issues of equity securities	3,875,548	2,454,294	4,984,731
Proceeds from borrowings	43,615	-	-
Repayment of borrowings	(5,781)	-	-
Net cash provided by/(used in) financing activities	**3,913,382**	**2,454,294**	**4,984,731**
Net increase/(Decrease) in cash and cash equivalents	**223,514**	**369,826**	**(85,676)**
Cash and cash equivalents at the beginning of the half-year	**631,511**	**717,188**	**717,188**
Effects of exchange rate changes on the balance of cash held in foreign currencies	-	-	-
Cash and cash equivalents at the end of the half-year	**855,025**	**1,087,014**	**631,511**

Notes to the financial statements are included on pages 14-21.

1. Significant Items

Individually significant items are those items where their nature and amount is considered material and require separate disclosure. There were no significant items for the half year ended 31 December 2005.

2. Contingent Liabilities

During the previous accounting period, the entity entered into an agreement with the trustee of a related unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of the payments by the entity is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreement is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus one million dollars ($1,000,000).

3. Subsequent Events

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the consolidated entity in subsequent accounting periods.

4. Going Concern

The financial statements have been prepared on a going concern basis. As in previous financial periods, the ability of the consolidated entity to meets its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

5. Segment Reporting

The consolidated entity operates in the mining exploration industry. Details of the mining exploration activities are set out in the review of operations. Each company within the consolidated entity operates within the one geographic area, being Australia.

6. Basis of preparation

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting'. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

The consolidated entity changed its accounting policies on 1 January 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards'. The transition from superseded policies to A-IFRS has had no impact on the consolidated entity's financial position.

The accounting policies set out in note 7 below have been applied in preparing the financial statements for the half-year ended 31 December 2005. The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions. The impact of changes in these accounting policies on 1 January 2005, the date of transition for financial instruments, is discussed further in note 9.

Basis of measurement

The financial report is drawn up on a basis of historical cost principles

Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated. The consolidated entity's presentation currency and the functional currency of its operations are Australian dollars as this is the principal currency of the economic environment in which it operates.

Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

7. Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the half-year financial report:

Principles of consolidation
The financial report of the Citigold Corporation Group ("the consolidated entity") includes the consolidation of Citigold Corporation Limited and its respective subsidiaries. Subsidiaries are entities controlled by the parent entity. Control exists where either parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the Citigold Corporation Group's interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in minority interests. The effects of all transactions between entities within the Citigold Corporation Group have been eliminated.

Borrowings
Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Finance costs
Finance costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Finance costs are capitalised up to the date when the asset is ready for its intended use. The amount of finance costs capitalised (before the effects of income tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and cash in banks.

Comparative amounts
When the presentation or classification of items in the half-year financial report is amended, comparative amounts shall be reclassified unless the reclassification is impracticable.

When comparative amounts are reclassified, an entity shall disclose:

- The nature of the reclassification;
- The amount of each item or class of items that is reclassified; and
- The reason for the reclassification.

When it is impracticable to reclassify comparative amounts, an entity shall disclose:

- The reason for not reclassifying the amounts; and
- The nature of the adjustments that would have been made if the amounts had been reclassified.

Derivative financial instruments
The consolidated entity does not enter into any derivative financial instruments to manage its exposure to gold price, interest rate and foreign exchange rate risk.

Employee benefits
Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

7. Accounting Policies (continued)

Provisions made in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Financial instruments issued by the company

Debt and equity instruments
Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Interest and dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

Foreign currency
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items a reporting date are translated at the exchange rate existing at reporting date. On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

Exploration, evaluation and development expenditure
Development expenditure activities are capitalised.
In respect of gold mining activities, exploration and evaluation expenditure is predominantly charged to the Income Statement as incurred. In limited circumstances, such expenditure is capitalised when:

- It is expected that the expenditure will be recouped by future exploitation or sale; or
- Substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

Research and development expenditure
Expenditure for research is included in the Income Statement as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

7. Accounting Policies (continued)

Impairment of assets
At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation

Current tax
Current tax is the expected tax payable on the taxable income for the period, using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Tax consolidation
The parent entity company and all its wholly-owned Australian resident entities are part of a tax consolidated group under Australian taxation law. Citigold Corporation Limited is the head entity in the tax-consolidated group.

Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except for receivables and payables which are recognised inclusive of GST.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Inventories
Inventories are valued at the lower of cost and net realisable value. Costs are assigned to inventory on hand using the first in first out methods.

7. Accounting Policies (continued)

Leased assets
Assets held under leases which result in Citigold Corporation Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments. The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are included in the Income Statement on a straight-line basis over the lease term. Provision is made for the present value of future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

Payables
Trade payables and other accounts payable are recognised when entities in the consolidated entity become obliged to make future payments resulting from the purchase of goods and services.

Property, plant and equipment

Valuation in financial statements
Property, plant and equipment is recorded at cost.

Recoverable amounts of non-current assets
All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amounts. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based on the amount by which the asset carrying amount exceeds the higher of fair value less costs to sell and value in use. Value in use is determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Disposals
Disposals are taken to account in net profit from continuing operations

.
Mineral rights
Acquired mineral rights are accounted for at cost or independent valuation with provisions made where impairments in value have occurred.

7. Accounting Policies (continued)

Depreciation of property, plant and equipment
The carrying amounts of property, plant and equipment (including the original capital expenditure and any subsequent capital expenditure) is depreciated to its residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

• Buildings	– 20 years
• Land	– not depreciated
• Plant, machinery and equipment	– 4 to 50 years
	– based on the estimated life of reserves on a unit of production basis
• Exploration, evaluation and	– over the life of the proven and probably development expenditure of mineral reserves on a unit of production basis assets and other mining assets
• Vehicles	– 5 to 8 years straight-line
• Computer systems	– up to 8 years straight-line

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight line basis so as to write off the net cost or other re-valued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method.

Depreciation rates and methods shall be reviewed at least annually and, where changed, shall be accounted for as a change in accounting estimate. Where depreciation rates or methods are changed, the net written down value of the asset is depreciated from the date of the change in accordance with the new depreciation rate or method. Depreciation recognised in prior financial years shall not be changed, that is, the change in depreciation rate or method shall be accounted for on a 'prospective' basis.

Provision for restoration and rehabilitation
Citigold Corporation Group companies are generally required to decommission and rehabilitate mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with its environmental policies. The expected cost of any approved decommissioning or rehabilitation programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the its interpretation of environmental and regulatory requirements.

Expected decommissioning and rehabilitation costs are based on the discounted value of the estimated future cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the Income Statement on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised when environmental contamination as a result of oil and chemical spills, seepage or other unforseen events gives rise to a loss which is probable and reliably estimable. The cost of other activities to prevent and control pollution is charged to the Income Statement as incurred.

7. Accounting Policies (continued)

Revenue recognition

Sale of goods
Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

Other income
Other income is recognised on a receivable basis.

Comparative information – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', as permitted on the first-time adoption of A-IFRS.

8. Issuances of securities

During the half-year reporting period, Citigold Corporation Limited issued 39,773,785 ordinary shares for a total consideration of four million three hundred and seventy nine thousand one hundred and fifty one dollars ($4,379,151). It also issued five hundred thousand (500,000) share options over ordinary shares with an exercise price of 15 cents and an expiry date of 6 December 2006 during the half-year reporting period.

9. Explanation of transition to AE - IFRS

Reconciliation of Income Statement

The adoption of A-IFRS has not resulted in any material adjustments to the Income statement

Reconciliation of Balance Sheet

The adoption of A-IFRS has not resulted in any material adjustments to the Balance Sheet.

Reconciliation of Cash Flow Statement

The adoption of A-IFRS has not resulted in any material adjustments to the Cash Flow Statement.

NEXIA COURT & CO
NEXIA INTERNATIONAL
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square,
264 George Street
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF CITIGOLD CORPORATION LIMITED

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report is not presented in accordance with:

- the *Corporations Act 2001* in Australia, including giving a true and fair view of the financial position of the Citigold Corporation Limited Group as at 31 December 2005 and of its performance for the half-year ended on that date
- Accounting Standard AASB 134: *Interim Financial Reporting* and the *Corporations Regulations 2001.*

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2005 is the responsibility of the directors of Citigold Corporation Limited. It includes the financial statements for the Citigold Corporation Group (the consolidated entity), which incorporates Citigold Corporation Limited (the company) and the entities it controlled during the half-year ended 31 December 2005.

The auditor's role and work

We conducted an independent review of the half-year financial report in order for the company to lodge it with the Australian Securities and Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and the *Corporations Regulations 2001*, which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF
CITIGOLD CORPORATION LIMITED
(Continued)

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items

- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the consolidated entity and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the *Corporations Act 2001* and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the consolidated entity. In our opinion the provision of these services has not impaired our independence.

Inherent Uncertainty Regarding Continuing Operations

Under the terms of repayment, the loan of $7,490,514 by Princeton Economics International Ltd (in provisional liquidation) will become due 31 July 2006.

The total loan is envisaged to be repaid from the proceeds of proposed share issues and other finance. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainly of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the entities in the consolidated entity.

Stuart H. Cameron

Nexia Court & Co — *Stuart H Cameron*
Chartered Accountants — *Partner*

Sydney

Date: 15 March 2006

CORPORATE DIRECTORY

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177

CORPORATE & REGISTERED OFFICE

19 Lang Parade
Milton Qld 4064 Brisbane Australia
PO Box 1909
Milton Qld 4064 Brisbane Australia
Telephone: +61 7 3870 8000
Facsimilie: +61 7 3870 8111
Email: info@citigold.com

EXCHANGE LISTING

Australian Stock Exchange (ASX)
Code CTO
American Depository Receipts (ADR)
Code CTOHY

CHARTERS TOWERS MINE SITE

Clermont Highway
PO Box 10
Charters Towers Qld 4820 Australia
Telephone: +61 7 4787 8300
Facsimilie: +61 7 4787 8600
Email: mine@citigold.com

SHARE REGISTRY

Computershare Investor Services
Level 27, 345 Queen Street,
Brisbane Qld 4000
Telephone: 1300 552 270

INTERNATIONAL OFFICE

Gold & Diamond Park
Sheikh Zayed Road
PO Box 38148
Dubai, UAE
Telephone: +971 4 340 4588
Facsimilie: +971 4 340 4588
Email: gold@citigold.com

AUDITOR

Nexia Court & Co
Level 29, 264 George Street,
Sydney NSW 2000

DIRECTORS

John J Foley Chairman
Mark J Lynch Managing Director
Dr Peter B Blood Director

BANK

Australia and New Zealand Banking Group
Limited

COMPANY SECRETARY

Roslynn J Shand